      As filed with the Securities and Exchange Commission on May 17, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               ----------------

                                E2ENET.COM, INC.
             (Exact name of registrant as specified in its charter)

                               ----------------

        Delaware                     7389                    52-2168495
     (State or other           (Primary standard          (I.R.S. employer
     jurisdiction of              industrial           identification number)
    incorporation or          classification code
      organization)                 number)

                               ----------------

                              570 Lexington Avenue
                                   23rd Floor
                         New York, New York 10019-5809
                                 (212) 702-9500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                                Robert J. Smith
                            Chief Executive Officer
                                   E2Enet.com
                              570 Lexington Avenue
                                   23rd Floor
                         New York, New York 10019-5809
                                 (212) 702-9500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                   Copies to:
       Steven A. Museles Hogan             R.W. Smith, Jr. Piper &
        & Hartson L.L.P. 555               Marbury L.L.P. 36 South
       Thirteenth Street, N.W.                 Charles Street
       Washington, D.C. 20004                Baltimore, MD 21201
           (202) 637-5600                      (410) 539-2530

                               ----------------

  Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Title Of Each Class Of            Proposed Maximum          Amount Of
    Securities To Be Registered     Aggregate Offering Price Registration Fee(1)
--------------------------------------------------------------------------------
Common Stock, $.01 par value.......       $172,500,000             $47,955
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Determined pursuant to Rule 457(o) under the Securities Act of 1933.

                               ----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           Subject to Completion
                                                                    May 17, 1999

                                       Shares

                                   E2Enet.com

                                  Common Stock

This is the initial public offering of our common stock, and no public market currently exists for our stock. We expect the initial public offering price
will be between $    and $    per share. The price per share in this offering
may not reflect the price of our shares in the public market after this offering is complete. We intend to have our common stock trade on the Nasdaq National Market under the symbol "ETOE."

Investing in our common stock involves risks. Please read the Risk Factors beginning on page 4 before making a decision to invest in our common stock.

                                                                Per Share Total
                                                                --------- -----
   Public offering price.......................................   $       $
   Underwriting Fees...........................................   $       $
   Proceeds, before expenses, to E2Enet.com....................   $       $

                                  -----------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of common stock or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                                  -----------

E2Enet.com has granted the underwriters the right, at any time until 30 days
after the date of this prospectus, to purchase up to an additional     shares
to cover any over-allotments of shares the underwriters may make in this offering.

                                  -----------

                                 BT Alex. Brown

                                        , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   2

Risk Factors.............................................................   4

Use of Proceeds..........................................................  13

Dividend Policy..........................................................  13

Capitalization...........................................................  14

Dilution.................................................................  15

Selected Financial Data..................................................  17

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18

Business.................................................................  19

Management...............................................................  29

Transactions with Related Parties........................................  37

Principal Stockholders...................................................  38

Description of Capital Stock.............................................  39

Shares Available for Future Sale.........................................  43

Underwriting.............................................................  45

Experts..................................................................  47

Validity of the Shares...................................................  47

Additional Information...................................................  47


                                    SUMMARY

   The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1.

                                   E2Enet.com

Our Business

   We intend to create, develop and support Internet-related enterprises by becoming a leading source of capital and operational support for Internet entrepreneurs and by entering into strategic partnerships or joint ventures with non-Internet companies seeking to develop Internet-related enterprises. We believe that Internet entrepreneurs require strategic guidance as well as capital to rapidly develop and differentiate their products and services in the increasingly competitive Internet industry. We intend to meet these needs by providing these companies with business development support through access to the experienced entrepreneurs who lead our management team, serve on our advisory board and manage our other partner companies. Members of our management team, board of directors and advisory board have extensive experience working with leading growth companies, including America Online, AOL Digital Cities, Blockbuster, CNBC/Dow Jones Business Video, FTD.com, IBM, the National Football League, Showtime/The Movie Channel and TicketMasterOnline-CitySearch.

   We intend to capitalize on two primary opportunities: incubating and developing entrepreneurial start-up Internet businesses and entering into strategic partnerships or joint ventures with non-Internet companies seeking to develop an Internet presence. Although traditional sources of start-up capital provide some level of support, we believe this support is minimal and, in-turn, may limit the ability of entrepreneurs to realize their business objectives. In addition, we believe our emphasis on developing companies makes us an attractive alternative to the traditional sources of capital. We intend to offer the following business development support and advisory services to our partner companies:

  .  strategic guidance, branding and business positioning;

  .  rapid product or service deployment support;

  .  human resources services;

  .  back-office support services; and

  . access to the ideas, technologies, products and services of our other portfolio companies.

   We also intend to provide technical and Internet industry expertise to traditional non-Internet businesses seeking partners as they enter the Internet marketplace. By partnering with E2E and letting us direct their Internet process, these traditional businesses can establish a presence on the Internet without distracting management from its core focus and without negatively impacting their financial statements.

Our Strategy

   Our strategy is to achieve attractive returns for our stockholders, realize long-term capital appreciation and build shareholder value by:

  .  becoming the Internet entrepreneur's partner of choice;

  .  creating a community of partner companies;

  . utilizing our management team's extensive industry contacts and relationships;

  .  building the E2E brand; and

  .  influencing the decision-making processes of our partner companies.

Initial Investments

   We have invested or entered into agreements to acquire equity interests in four Internet and interactive media businesses for aggregate consideration of $6.8 million in cash and 666,669 shares of our common stock. These businesses are:

  .  a gift giving electronic commerce site;

  .  an urban entertainment online network;

  .  a women's premium online buying agent; and

  .  an online auction network.

   Additionally, we are currently pursuing numerous Internet opportunities particularly in the business-to-business sector. None of these opportunities is probable at this time.

Our Structure

   We will conduct our operations and investment activities directly, through subsidiaries or, possibly, through strategic alliances or joint ventures. Our executive offices are located at 570 Lexington Avenue, 23rd Floor, New York, New York 10019-5809. The telephone number of our principal executive office is
(212) 702-9500.

                                  THE OFFERING

   The following table summarizes this offering.

 Stock offered by E2Enet.com..........     shares of common stock.
 Stock outstanding after this              shares of common stock, assuming
 offering............................. the underwriters do not exercise their over-allotment option. We also will
                                       have outstanding options to purchase
                                       1,650,000 shares of common stock at the
                                       initial public offering price.
 Proposed Nasdaq symbol............... ETOE
 Dividend policy...................... We do not anticipate paying cash dividends on our common stock.

                                  RISK FACTORS

   You should consider carefully the following risks before you decide to buy our common stock. Many of these risks will affect our partner companies and will, as a result, affect our company to the extent of our interest in the affected partner company. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In addition, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

   Our strategy may not be successful because we have no track record. We began operations in September 1998, and to date we have agreed to acquire equity interests in four companies for aggregate consideration of up to $6.8 million in cash and 666,669 shares of our common stock. We will be applying business selection criteria and a strategy that have not yet been tested. We cannot assure you that our strategy or selection criteria will lead us to identify partner companies that will result in positive returns or otherwise enhance value for our stockholders.

   We will not have earnings for the foreseeable future. To date, we have only engaged in start-up activities and the negotiation of agreements and letters of intent to purchase ownership interests in partner companies. We intend to make a significant number of investments in Internet-focused businesses that have limited or no revenues. We do not expect our partner companies to generate income for us for the foreseeable future and they may never produce income for us. In addition, our expenses will increase as we build an infrastructure to implement our business model. We intend to increase our operating expenses to develop business support services. Our future operating results will depend to a significant degree on our ability to successfully manage our growth and investments. Furthermore, the companies in which we invest may not be successful, and we may lose all of the money we have invested in these companies.

   To generate significant income we must sell our interests in our partner companies, and our ability to make sales may be limited. A significant amount of our cash will be derived from disposing of our interests in our partner companies. These dispositions may occur through sales of our interests in the partner companies in private or public transactions and business combinations involving these companies. Absent these dispositions, we do not expect a cash return on our investments in our partner companies since we do not expect them to pay dividends. Market, regulatory, contractual and other conditions largely beyond our control will affect:
  .  our ability to dispose of our interests in our partner companies;
  . the timing of these dispositions; and . the amount of proceeds from these dispositions.
   For these reasons, we may not be able to dispose of the equity interests we have acquired, or if we are able to sell, we may not be able to sell at an opportune time or at a favorable price. If we are unable to dispose of our interests in our partner companies at favorable prices, our income, if any, will be lower than anticipated.

   If we do not find suitable businesses to create, develop or invest in, the return on your investment in our company may be reduced. Our financial results depend on our ability to identify desirable businesses to develop and invest in and on our ability to successfully negotiate the terms of those investments. We will have broad discretion over how we invest the proceeds of this offering. We may not identify or complete enough attractive investments to generate income or a return for our stockholders. Even if we successfully identify and make investments, it may take considerable time to use all the proceeds of this offering. Until favorable investments are identified and completed, the proceeds from this offering will be invested in interest-bearing, U.S. government securities. Those securities will generate only limited interest income. Some of the net proceeds of this offering will also be used to pay for offering, corporate overhead and administrative costs, which we believe will be approximately $10 million for the 12 months following this offering.

   We may be deemed an investment company, which would prohibit us from engaging in business and could result in criminal and civil actions against us. The Investment Company Act of 1940 regulates companies that primarily invest in or own investment securities. In addition, any company that owns investment securities with a value exceeding 40% of its total assets, excluding cash and government securities, may be required to register as an investment company and comply with the Investment Company Act. We believe that because of the structure of our interests in our partner companies and the business strategy we will pursue, we will not be regulated under the Investment Company Act. If we temporarily fall under the definition of an investment company based on our initial assets, we will rely on a SEC rule that will exempt us from regulation under the Investment Company Act for up to one year. After that one-year period, we intend to rely on another SEC rule that would exempt us from investment company regulation by having at least 55% of our total assets represented by, and at least 55% of our income, if any, derived from, assets that meet the requirements of that exemption. We intend to structure our assets to meet the conditions of this exemption.

   We may not meet any of these exemptions from investment company regulation for various reasons, including the fact that our interests in our partner companies and their values will change. Our classification as an investment company would significantly harm our business and results of operations. If we fail to comply with the requirements of available exemptions or are for any other reason required to register under the Investment Company Act, we would be in violation of the Investment Company Act unless we were to register. If we did not register when required to do so, we would be prohibited from engaging in business or selling our securities and could be subject to civil and criminal actions for doing so. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of our company and liquidate our business. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act applicable to registered investment companies. These requirements include:

   .  limitations on capital structure;
   .  restrictions on specified investments;
   . prohibitions on transactions with affiliates; and . compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

   To maintain compliance with the Investment Company Act exemption, we may be required to increase our ownership interest in our partner companies at a time or on terms that may not be favorable to us. In addition, we may be required to liquidate our interest in a partner company prematurely to maintain compliance with an investment company exemption rather than as a result of our business strategy. We also may have to forego an attractive opportunity to acquire an interest in a partner company because it would cause us to fall out of compliance with the investment company exemption requirements.

   Competition for investments may result in lower returns. We will compete with other companies seeking to develop and invest in Internet businesses. Many of these potential competitors have more experience identifying, investing in and advising Internet companies and may possess greater financial, personnel or other resources or industry contacts than we have. Competition to invest in Internet-focused businesses could cause us to pay higher prices for our investments, resulting in lower returns on these investments.

   Our success will depend on businesses that we may not control. Our primary business will consist of acquiring ownership positions in our partner companies. Although we generally will seek to participate in the management of the companies in which we invest, we may have shared control or no control over some of these companies. Our investments in which we share or maintain no control will involve additional risks that could cause the performance of our investments and our operating results to suffer, including:

  . management of the partner company may have economic or business interests or objectives which are inconsistent with ours; and

  . businesses in which we invest may encounter financial or operating difficulties which we would not be able to influence.

   If the businesses we operate or invest in fail to adapt to rapid changes in technology and customer and supplier demands, we may not become or remain profitable. Our financial and operating success is dependent on the financial and operating success of our partner companies. We cannot assure you that the products and services of the businesses we operate or the businesses of our partner companies will achieve market acceptance or commercial success; nor can we assure you that our future businesses or those of our partner companies will be successful or generate income for us. The markets for the Internet and interactive media products and services of the businesses in which we intend to engage or with which we intend to partner are characterized by:

  .  rapidly changing technology;

  .  evolving industry standards;

  .  frequent new product and service introductions;

  .  shifting distribution channels; and

  .  changing customer demands.

   Our future success will depend on our partner companies' ability to adapt to this rapidly evolving marketplace. They may not be able to adequately or economically adapt their products and services or to develop new products and services that can compete successfully. Those businesses may not be able to establish and maintain effective distribution channels for their products and services. If they are unable to offer competitive products and services and maintain effective distribution channels, they will sell fewer products and services and lose revenue, possibly causing us to lose money on our investment. In addition, we or our partner companies may not be able to respond to the rapid technology changes occurring in Internet products and services in an economically efficient manner and our businesses may become or remain unprofitable.

   Our stock price may not reflect the value of our assets. Our initial public offering price has been determined based upon the number of shares we are offering and the amount of money we are raising in this offering rather than upon a multiple of earnings or revenues, since we have neither. We expect that the future price of our stock will be dependent upon the market perception of our partner companies. Our assets will primarily consist of ownership interests in Internet-related businesses and technologies. Many of these businesses will be private companies, which will make it difficult to determine the value of our interest in them. In addition, it will be difficult to assess the potential liquidity of our interests and at what time we may realize a return on an investment in one or more of our partner companies. Due to various factors, including the difficulty in valuing our partner companies, concerns about liquidity, and possible adverse changes to or perceptions of the Internet industry, the trading price of a share of our common stock may be below the book value per share of our assets or the underlying value of our partner companies.

   Our stock price may be highly volatile. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations. In particular, the Nasdaq Stock Market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of these companies. The trading prices of many technology companies' stocks are at or near historical highs. These high trading prices may not be sustainable. Market factors unrelated to E2E's performance may adversely affect the market price of our common stock.

   Our business will suffer if any of our systems, or the products or systems of businesses in which we invest, fail to be year 2000 compliant. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies will need to update or replace their software and computer systems to comply with year 2000 requirements. We will evaluate the year 2000 compliance of any business in which we invest and of third-party equipment and software that we use in both information technology and non-information technology applications in our business. Examples of non-information technology systems include our building security and voice mail systems.

   Based upon current information, we do not anticipate costs associated with the year 2000 issue to have a material financial impact on us or any of our partner companies. There may, however, be interruptions or other limitations of financial and operating systems' functionality, and we may incur additional costs to avoid these interruptions or limitations. In addition, businesses in which we invest may incur substantial costs to avoid product and service interruptions. Our expectations about future costs associated with the year 2000 issue are limited by uncertainties that could cause actual costs to have a greater financial impact than currently anticipated. Factors that could influence the amount and timing of future costs include:

  . the amount and magnitude of year 2000 issues encountered by Internet-related businesses in which we invest, which could cause those businesses to incur costs or losses or cause us to make additional investments in those businesses to help pay for their costs of year 2000 compliance;

  . our success in identifying systems and programs that contain two-digit year codes;

  . the nature and amount of programming required to upgrade or replace each of the affected programs;

  .  the rate and magnitude of related labor and consulting costs; and

  . our success in addressing year 2000 issues with third-parties with which we do business.

   Our inability or the inability of our partner companies to successfully become year 2000 compliant could result in system failures or miscalculations, causing disruptions of operations and reductions in revenues.

   Internet commerce is new and evolving with few profitable business models, and our partner companies may not be profitable. The market for Internet-based products and services is rapidly evolving. While many Internet commerce companies have grown in terms of revenue, few are profitable. We cannot assure you that our partner companies will be profitable. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced services and products over the Internet face a high level of uncertainty and there are few proven services and products. Moreover, since the market for the services of our partner companies is new and evolving, it is difficult to predict the future growth rate, and size of this market.

   A drop in demand for Internet services and commerce or failure of components of the Internet's infrastructure may cause a reduction in the value of partner companies. The businesses of our partner companies, and thus our financial results, will rely on demand for access to the Internet and for products and services related to the Internet. Recently introduced Internet-related products and services may not be accepted in the market. Commerce and communication over the Internet may not continue to develop and expand as expected, and even if they do, the Internet services offered by our partner companies may not become widely adopted for these purposes.

   Our partner companies will not grow as we expect if:

  . the market for Internet services and commerce fails to continue to develop;

  .  the Internet market develops more slowly than expected;

  .  the Internet market becomes saturated with competitors; or

  . the Internet-related products and services offered by our partner companies are not widely accepted.

   The Internet's infrastructure may not be able to support the demands placed on it by this continued growth without decreases in its performance or reliability. Any outages or delays in services using the Internet could lower the level of Internet usage. In addition, the infrastructure and complementary products and services necessary to make the Internet a viable commercial marketplace may not continue to develop. If usage of the Internet is curtailed due to infrastructure constraints or lack of complementary products, we expect an adverse impact on the business of our partner companies and a reduction in value of our partner companies.

   Our partner companies will compete with other Internet businesses and may require significant additional financing to do so. The market for Internet products and services is highly competitive. In addition, the market for Internet products and services lacks significant barriers to entry, making it relatively easy for new businesses to enter this market. Competition in the market for Internet products and services may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with our partner companies' products and services. In addition, many of these competitors will have greater financial, technical, operational and marketing resources than our partner companies will have. Our partner companies may not be able to compete successfully against these competitors in selling their goods and services. Competitive pressures may also force prices for Internet goods and services down and such price reductions likely would reduce the revenues of our partner companies and, consequently, the return on our investment. The businesses in which we invest may require significant amounts of additional capital to compete successfully and to meet their business objectives and produce revenues. We may not be able to accurately predict these needs. We may decide to provide this additional capital. If we do not, our interest may be diluted if the companies receive investments from other sources.

   Some employees, members of our board of directors and our advisory board may have interests that conflict with ours. Some members of our management team, board of directors and advisory board own or participate in, or may in the future own or participate in, our partner companies or other companies that may seek to make investments similar to ours. Their interests may conflict with ours or those of our stockholders in matters of timing and other factors relating to our investments in, control over, and exit strategies from our partner companies. We cannot assure you that these management team members, directors and advisory board members will not make decisions based on their own best interests rather than those of our stockholders. For example, William Phelan, one of our directors, is the founder and principal stockholder of the online auction network in which we have agreed to invest. Also, members of our advisory board are employees of TicketMasterOnline-CitySearch or other companies that may seek to invest in or acquire the companies in which we are seeking or may seek to invest. Their interests may conflict with ours in evaluating and committing to investments. Although we intend to enter into nondisclosure and noncompetition agreements with the members of our advisory board, we cannot assure you that they will not act in the best interests of the companies with which they are employed or otherwise affiliated, rather than in the best interests of our stockholders. Our partner companies or partner entities with which our directors or advisory board members are affiliated, may compete with each other for other Internet related opportunities.

   Future governmental regulation affecting the Internet could reduce the sales and increase the operating costs of our portfolio companies, resulting in reduced earnings. With the exception of regulation applicable to businesses generally, most Internet businesses are not currently regulated by any government agency. Due to increasing popularity and use of the Internet, however, it is possible that a number of laws may be adopted that will apply to the Internet in the future which will affect our partner portfolio companies and our financial results. These potential laws cover issues including:

  .  user privacy;

  .  dissemination of information;

  .  pricing of goods and services offered; and

  .  types of products and services offered.

   An example of the types of laws that may be adopted to regulate use of the Internet is the Telecommunications Act of 1996. The Telecommunications Act prohibited the transmission over the Internet of some types of information. Although the Telecommunications Act was held unconstitutional, similar laws may be enacted in the future. Other nations, including Germany, have taken similar actions to restrict the flow of information deemed to be objectionable on the Internet. In addition, some telecommunications carriers continue to advocate that telecommunications over the Internet should be regulated by the Federal Communications Commission in the same manner as other telecommunications services. These telecommunications carriers want to see the government eliminate the current exemption from payment of telecommunications access charges for Internet service providers.

   If the government adopts any additional laws or regulations governing use of the Internet, these actions could decrease the growth of the Internet or increase the costs of doing business for Internet-focused companies. Finally, the sales of goods and services by our partner companies may be reduced and the costs of producing those goods and services may be increased if existing U.S. state and federal laws and foreign laws governing issues such as commerce, taxation, property ownership, defamation and personal privacy are increasingly applied to the Internet.

   If any member of our senior management team left our company, we would have difficulties operating our business. Our performance is dependent on the performance of our Chief Executive Officer and our Senior Vice Presidents. The familiarity of these individuals with financial markets and the Internet industry makes them especially valuable to our success. The loss of the services of any of our senior management would harm our business. Competition for this type of personnel as well as other technical and managerial talent is intense, and if we are not able to attract, train or retain other highly qualified technical and managerial personnel in the future, our investment returns may decline.

   Our failure to develop and maintain positive brand name awareness of the E2E brand or for our partner companies could negatively affect the return on our investments. We believe that establishing and maintaining the E2E brand name and the brand names of our partner companies is a crucial aspect of our effort to develop our partner companies. We think the importance of brand name recognition will increase in the future due to the growing number of companies competing with us in seeking partner companies and to the growing number of Internet companies which will need to differentiate themselves. Promotion and enhancement of our brand names will depend largely on our ability to provide our partner companies with the business development support they need and on the ability of our partner companies to provide consistently high quality products and services and, if they are unable to provide high quality products and services, the value of our brand names will decline. If we fail to differentiate ourselves as a business development and Internet industry partner or if we fail to enter into new business ventures that are not favorably received by consumers, the value of our brand names could be diminished and our business may be hurt.

   If the security measures of our partner companies fail, they may lose customers or be sued, resulting in additional expenses and reduced profitability. The secure transmission of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. Many factors may cause compromises or breaches of the security systems used by us or other Internet sites to protect proprietary information, including:

  .  advances in computer and software functionality; or

  .  new discoveries in the field of cryptography.

   A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications. This in turn would have a negative effect on our partner companies and our results of operations and could have a negative effect on our stock price. Protecting against the threat of security breaches or alleviating problems caused by breaches may require our partner companies to expend significant capital and other resources. When the activities of our partner companies involve the storage and transmission of proprietary information, such as credit card numbers, security breaches may expose them to a risk of loss or litigation and possible liability. There is no guarantee that their security measures will prevent security breaches.

   Our ownership is concentrated. Three stockholders beneficially owned an aggregate of approximately 48.6% of our outstanding common stock as of May 14,
1999 and will own approximately   % following this offering. As a result, these
holders possess significant influence over us on matters including the election of our directors. The concentration of our share ownership may:

  . delay or prevent a change in our control that may otherwise be in your best interest;

  . impede a merger, consolidation, takeover or other business combination involving us that may otherwise be in your best interest;

  . discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us; or

  . influence decisions relating to investments and operating strategy at the board of directors level.

   The book value of your common stock will be diluted in this offering. The price you will pay for our common stock will be substantially higher than the pro forma tangible book value per share of our outstanding common stock. As a result, you will experience immediate and substantial dilution in tangible book value per share, and the founders and executive officers of our company will receive a material increase in the tangible book value per share of their shares of common stock. The dilution to you in this offering will be
approximately $     per share.

   Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings. Upon
completion of this offering, we will have     shares of common stock
outstanding, of which 4,272,169 shares will be "restricted shares." In addition, we may issue in the future additional shares of common stock as consideration for our investments. Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

   The shares of common stock sold in this offering will be freely tradable without further restriction or further registration under the Securities Act, except for shares purchased by an affiliate of ours, sales of which will be limited by Rule 144 under the Securities Act. Holders of restricted shares generally will be entitled to sell these shares in the public market without registration either under Rule 144 or any other applicable exemption under the Securities Act.

                                USE OF PROCEEDS

   We estimate that we will receive approximately $138.5 million in net proceeds from this offering based on an assumed initial public offering price
equal to $     per share. This amount reflects deductions from the gross
proceeds of the offering of:

  . approximately $10.5 million, which will be retained by the underwriters as discounts and commissions; and

  .  $1.0 million, representing our estimated expenses for this offering.

   $    of the proceeds to be raised in this offering will be used to repay a note held by a stockholder of E2E. The note bears interest at the Morgan Stanley Dean Witter prime rate and is secured by our interests in our initial partner companies. The proceeds from the loan underlying the note were used to make our investments in our initial partner companies and to fund operating expenses.

   We intend to use the remaining net proceeds raised in this offering to create, develop and support Internet-related:

   .  entrepreneurial start-up businesses; and
   . strategic partnerships or joint ventures with non-Internet companies seeking partners with which to co-develop Internet-related enterprises.

   We have not identified any businesses or other assets in which to use the net proceeds of this offering. Until appropriate partner companies are identified, we intend to invest those net proceeds temporarily in U.S. Government securities. These securities are expected to provide a lower return than we hope to achieve from our intended investments in Internet-related and other interactive media companies.

   This use of proceeds does not reflect the exercise of the underwriters' over-allotment option. We estimate that we will receive $20.9 million in additional net proceeds if the underwriters exercise their over-allotment option in full.

                                DIVIDEND POLICY

   We do not intend to pay dividends on our common stock in the foreseeable future. Instead, we will retain our earnings to finance our investments and for general corporate purposes.

                                CAPITALIZATION

   We present below our capitalization at March 31, 1999, (1) on an actual basis and (2) on a pro forma as adjusted basis giving effect to our redemption
of 200,000 shares of common stock on May 7, 1999, our issuance of      shares
of common stock resulting in a compensation charge of $    , and the sale of
     shares of common stock valued at $     per share to initial partner
companies, and (3) on an as adjusted for IPO basis giving effect to the sale
of     shares of common stock in this offering at a price of $     per share
after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This table does not include 1,650,000 shares of common stock issuable upon the exercise of stock options to be granted on the date this offering begins. You should refer to our combined financial statements and related notes included elsewhere in this prospectus.

                                                  March 31, 1999
                                         ----------------------------------
                                                     Pro Forma  As Adjusted
                                          Actual    As Adjusted   for IPO
                                         ---------  ----------- -----------
Due to Stockholder...................... $ 219,407   $219,407    $219,407
                                         =========   ========    ========
Promissory note from stockholder
Stockholders' Deficit:
  Common stock, $.01 par value per
   share:
    100,000,000 shares authorized;
     1,500,000(1) shares outstanding
     actual;     shares outstanding pro
     forma as adjusted.................. $  15,000
    Additional paid-in capital..........       100
  Preferred stock, $.01 par value per
   share:
    10,000,000 shares authorized; no
     shares outstanding actual or pro
     forma as adjusted..................        --         --
  Additional paid-in capital............
  Deficit accumulated during development
   stage................................  (362,816)
                                         ---------   --------    --------
      Total stockholder's deficit....... $(347,716)
                                         ---------   --------    --------
Total capitalization.................... $(128,309)
                                         =========   ========    ========

--------
   (1) On May 7, 1999, we redeemed 200,000 of these shares for $.01 per share, or $2,000.

                                    DILUTION

   E2Enet.com's pro forma as adjusted for the offering net tangible book value
at March 31, 1999 was $   , or $    per share of common stock. Pro forma as
adjusted for the offering net tangible book value per share is determined by dividing the pro forma net tangible book value of our company by the number of shares of common stock outstanding on a pro forma basis. E2Enet.com's pro forma
as adjusted net tangible book value at March 31, 1999 would have been $   , or
$    per share of common stock, assuming:

  .  no exercise of the underwriters' over-allotment option; and

  . no changes in the pro forma as adjusted for the offering net tangible book value of our company, other than to give effect to the sale of the shares of common stock offered by this prospectus at an assumed initial
     public offering price of $     per share, and the application of the net
     offering proceeds as described under "Use of Proceeds."

   This pro forma as adjusted net tangible book value represents an immediate
increase in net tangible book value of $     per share to existing stockholders
and an immediate dilution in pro forma as adjusted net tangible book value of $
    per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution.

   Assumed initial public offering price per share.......................  $
   Pro forma as adjusted for the offering net tangible book value per share at March 31, 1999..............................................  $
   Pro forma as adjusted for the offering increase per share attributable to investors who buy shares in this offering.........................
   Pro forma as adjusted net tangible book value per share after the offering.............................................................
                                                                           ----
   Pro forma as adjusted for the offering dilution per share to investors who buy shares in this offering......................................  $
                                                                           ====

   The following table summarizes, as of March 31, 1999, on a pro forma as adjusted basis after giving effect to this offering:

  . the number of shares of our common stock purchased by existing stockholders and the total consideration, and the average price per share paid to us for these shares, valuing these shares at the initial public offering price;

  . the number of shares of common stock purchased by investors who buy shares in this offering and the total consideration and the price per share paid by them for these shares, before deduction of underwriting discounts and commissions and estimated offering expenses payable by us; and

  . the percentage of shares purchased by the existing stockholders and investors who buy shares in this offering and the percentages of consideration paid to us for these shares by existing stockholders.

   This table assumes:

  .  no exercise of the underwriters' over-allotment option; and

  . no exercise of any stock options to be outstanding upon the closing of this offering.

                                            Shares         Total
                                          Purchased    Consideration   Average
                                        -------------- --------------   Price
                                        Number Percent Amount Percent Per Share
                                        ------ ------- ------ ------- ---------
   Existing stockholders...............              %  $           %    $
   Purchasers in this offering.........
                                         ---    -----   ----   -----     ---
     Total.............................         100.0%  $      100.0%    $
                                         ===    =====   ====   =====     ===

                            SELECTED FINANCIAL DATA

   The following tables contain selected financial data (1) as of December 31, 1998 and March 31, 1999, (2) for the period from September 8, 1998, which is the date of inception, through December 31, 1998 and (3) the three months ended March 31, 1999. We derived the selected financial data from E2Enet.com's financial statements. The selected financial data should be read together with, E2Enet.com's financial statements and the notes to those financial statements, included elsewhere in this prospectus. Adjusted data reflect (a) the sale of shares in this offering after deducting the underwriting discount and estimated offering expenses payable by E2Enet.com, (b) the redemption of
200,000 shares on May 7, 1999, (c)      shares of E2Enet.com issued to several
individuals resulting in a compensation charge of $     and (d) the payment of
the note due to a stockholder as part of the use of proceeds.

                               September 8, 1998                    Cumulative
                                (inception) to   Three months ended   since
                               December 31, 1998   March 31, 1999   inception
                               ----------------- ------------------ ----------
Statement of Operating Data:
General and administrative
 expenses.....................     $  79,698         $ 283,118      $ 362,816
                                   ---------         ---------      ---------
Total expenses................     $  79,698         $ 283,118      $ 362,816
                                   ---------         ---------      ---------
Net loss......................     $ (79,698)        $(283,118)     $(362,816)
                                   =========         =========      =========
Basic and diluted loss per
 common share.................     $    (.05)        $    (.19)     $    (.24)
                                   =========         =========      =========
Shares used in computing loss
 per common share.............     1,500,000         1,500,000      1,500,000

                                                         March 31, 1999
                                                 ------------------------------
                               December 31, 1998  Actual  Pro Forma As adjusted
                               ----------------- -------- --------- -----------
Balance Sheet Data:
Current assets................      $    --      $ 16,851   $          $
Total assets..................        6,288        23,363
Total liabilities.............       85,886       371,079
Total stockholders' deficit...       79,598       347,716

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and Results of Operations

   E2E was founded in September 1998 to create, develop and support Internet companies in all stages of development, and establish ventures with non-Internet companies that wish to develop Internet-related enterprises. We have generated no revenues since inception. As of March 31, 1999 we had incurred expenses since inception of approximately $363,000 in connection with our analyses of our initial investments. The net proceeds from the proposed sale of
the     shares of common stock offered through this prospectus are estimated to be approximately $138.5 million, and we will use these proceeds to repay indebtedness, to fund our Internet investments and ventures and for our operations. Because we expect that our investments, ventures and operations will not directly provide revenues for a substantial period of time, our income will represent interest on the investment of the net proceeds of this offering, offset by our investment program, expenses, salaries and other operating costs.

Liquidity and Capital Resources

   Following this offering, we will have cash and cash equivalents of approximately $138.5 million, or $159.4 million if the underwriters exercise their over-allotment option in full. We currently have no plan or intention to obtain additional capital through debt or equity financing in the next 12 months. If and when we require additional financing to implement our business strategy or for other capital requirements, we may be unable to obtain this financing on terms that we deem acceptable. We may also use our common stock as a source of capital to provide a portion of the consideration paid to acquire an interest in partner or venture companies. We believe that the net proceeds from this offering will be sufficient to fund our operations and investment program through the end of June 2000.

                                    BUSINESS

   We intend to create, develop and support leading Internet-related enterprises by becoming a leading source of capital and operational support for Internet entrepreneurs and by entering into strategic partnerships or joint ventures with non-Internet companies seeking to develop Internet-related enterprises. We believe that both Internet entrepreneurs and non-Internet companies require strategic guidance as well as capital to rapidly develop and differentiate their products and services in the increasingly competitive Internet industry. We intend to meet these needs by providing these companies with business development support, Internet industry, technological and marketing expertise and access to the experienced entrepreneurs who make up our management team, our advisory board and our partner companies. Members of our management team, board of directors and advisory board have extensive experience working with leading companies, including AOL, AOL Digital Cities, Blockbuster, CNBC/Dow Jones Business Video, FTD.com, IBM, NFL, Showtime/The Movie Channel and TicketMasterOnline-CitySearch.

Entrepreneurial Opportunities

   We believe emerging companies generally require operating support and strategic guidance in addition to capital. Although traditional sources of start-up capital provide some level of non-financial support, we believe this support is minimal and, in-turn, may limit the ability of entrepreneurs to realize their business objectives.

    . Friends and Family. Friends and family investors generally offer entrepreneurs a minimal amount of capital and little or no operating expertise.

    . Venture Capital Firms. The primary goal of venture capital firms is to maximize their financial return within a short time frame. We believe that venture capital firms typically focus solely on providing capital and do not provide the business development and operational support which emerging companies require to succeed. In addition, venture capital firms often cause their portfolio companies to engage prematurely in a public offering or sale.

    . Corporate Strategic Investors. Corporate strategic investors are typically large corporations that invest in emerging companies to obtain access to a promising product, potential customers, technology or skill set that the larger company does not possess or cannot develop in a cost-effective or timely manner. While corporate strategic investors can provide business development and sometimes other managerial support, the goals of the strategic investor are often incompatible with the business goals and entrepreneurial spirit of the emerging company and its founders.

   We believe our emphasis on developing companies will make E2E an attractive alternative to the traditional sources of capital described above. We intend to offer the following business development support and advisory services to our partner companies:

  . Strategic guidance, branding and business positioning. Our management team and advisory board possess a combination of managerial, operational and technological experience, and have extensive relationships in various Internet and other interactive media markets. We believe that this experience will enable us to provide our partner companies with guidance in developing and refining their business strategies, products and branding concepts, as well as assisting them in positioning their businesses once their strategy has been developed.

  . Rapid product or service deployment support. We intend to employ or outsource a staff of technology developers and marketing consultants. We believe that providing our partner companies with technological assistance will enable them to accelerate their development by allowing them to focus on key business goals and to tailor their existing technology and/or business models for their market segment. Further, providing our partner companies with access to marketing consultants will enable them to introduce their products to market more quickly and to promote their brand more effectively. In addition, we will provide our partner companies with legal and other assistance to guide and assist them in developing and protecting their intellectual property.

  . Human resources. We intend to assist our partner companies in attracting and retaining management personnel by allowing them to utilize the industry contacts and relationships of our management team and advisory board.

  . Back-office support services. Start-up companies generally need to contract for numerous advisory services and develop a variety of plans and documents. We intend to provide our development stage partner companies with access to accounting, legal and other advisors to complete necessary start-up tasks. We also are developing a start-up kit that includes documents, such as benefit plan and nondisclosure agreements, that can be tailored for the specific needs of each partner company with minimal time, effort or expense required.

  . Access to other partner companies. We intend to create a community of Internet businesses that exchange and develop ideas, technologies, products and services. We also expect cooperation among our partner companies to cross-market their products and services where appropriate, which we expect will increase brand recognition and penetration and reduce marketing costs for each company.

Strategic Partnership Opportunities

   Many traditional businesses are losing market share to emerging Internet businesses due to the relative ease and convenience of Internet commerce and the delayed entry of these traditional businesses into the Internet marketplace. We believe these companies realize that to compete successfully they need to build an Internet presence. Many of these companies want to develop Internet-based business platforms but do not want to do so independently, because the research and development and other start-up costs of developing those platforms may negatively impact their operations or financial statements. We believe that this presents an opportunity for these companies to partner with third parties, such as E2E, to provide financial support and strategic guidance. We believe that the industry relationships of our management team, board of directors and advisory board will enable us to provide traditional businesses with the access to technical expertise and Internet industry contacts that they require to create their Internet-based business platforms. We intend to partner with these companies in joint ventures or other similar relationships to co-develop their Internet businesses. Many of these opportunities will focus on consumer and business-to-business products and services.

Our Strategy

   Our strategy is to use our industry, technological and capital markets expertise to develop and grow our Internet businesses and partnerships to achieve superior returns for our stockholders. We will focus on developing, operating and entering into strategic alliances with companies conducting business in what we believe to be the most compelling segments of the Internet. We believe we can build value for our stockholders through the long-term capital appreciation of partner companies, and anticipate realizing returns from mergers, sales and/or initial public offerings of selected partner or alliance companies. We intend to:

  . Become the Internet entrepreneur's partner of choice. We intend to provide entrepreneurs with the following business development resources:

    .  ongoing marketing, technical and financial expertise;

    .  strategic and general business development guidance;

    . the expertise of our management team and members of our advisory board to assist our partner companies in identifying and capitalizing on business development and strategic partnership opportunities; and

    . enhanced visibility and cross-marketing opportunities for our partner through our partner companies' affiliation with E2E and our other partner companies.

  . Create a community among our partner companies. We intend to create a community of Internet businesses where the joint development and exchange of ideas, technologies, products, and services is encouraged and facilitated. E2E will also encourage the exchange of best practices between partner companies in many areas, including business formation, human resources management, sales and marketing and technology development. We may develop or acquire companies that provide technical, marketing and development support to other partner companies.

  . Utilize the relationships of the E2E team. Our founders, together with our management team, directors and advisory board, possess a broad combination of managerial, operational and technological experience. They have also developed extensive relationships in various Internet and other interactive media markets. We intend to utilize our executives and their contacts to provide our partner companies and strategic partners with quick access to technology, strategic relationships, transactions and personnel.

  . Build the E2E brand. Our brand name, E2Enet.com, emphasizes our Entrepreneur to Entrepreneur focus. We intend to promote this entrepreneurial spirit by finding, supporting, and counseling entrepreneurs. We believe that as we develop public awareness of our brand, it will become valuable to our partner companies, providing them with enhanced visibility and a strong network of strategic, technical and managerial support.

  . Influence the decision-making process. We will generally seek to acquire equity interests in our Internet businesses and strategic partnerships that are large enough to enable us to have a significant influence over the management and policies of those companies or partnerships.

Our Internet Industry Focus

   The Internet has become a global medium enabling millions of people to obtain and share information, to communicate and to conduct business electronically. The Internet has grown rapidly since its introduction to the public in the early 1990s. At the end of 1998, there were in excess of 66 million Internet users in North America and 113 million Internet users worldwide. Jupiter Communications estimates that by 2002 the number of Internet users will increase to over 123 million in North America and over 247 million worldwide. We intend to create, develop and operate companies competing in a variety of Internet-related and other interactive media markets and segments. Initially, we anticipate that our primary focus will be on business opportunities in the following market segments:

  . Internet direct marketing. Marketing and advertising over the Internet enables companies to reach more prospective buyers at costs that are much lower than those of traditional direct marketing techniques. Marketing over the Internet also allows marketers to rapidly collect and deploy meaningful demographic information and adapt their messages in response to current events and consumer feedback. There are many companies that enable both offline and online businesses to take advantage of the interactive capability of the Internet to enhance customer relationships, to develop business opportunities, and to improve the management and results of their businesses. Jupiter Communications estimates that total spending on Internet advertising in the United States will grow from $1.9 billion in 1998 to $7.7 billion in 2002, representing a 42% compounded annual growth rate. In addition, Jupiter Communications predicts that spending on direct marketing on the Internet will grow from $190 million in 1998 to $1.3 billion in 2002, a compounded annual growth rate of 62%.

  . Consumer products, content, services and online communities. There is a significant and growing demand among Internet users for online community and commerce sites that offer a centralized means of accessing diverse, personally created content, products, and services in an easy-to-navigate environment. We believe that online communities allow advertisers and businesses to reach highly targeted audiences within a more personalized context, thereby to increasing advertising efficiency and effectiveness. Jupiter Communications has projected that retail consumer commerce will grow from $5.8 billion in 1998 to $37.5 billion in 2002, representing a 59% compounded annual growth rate. We believe that the size of the content market will be driven by total advertising expenditures on the Internet in the United States, which, according to Jupiter, will grow from $1.9 billion in 1998 to $7.7 billion in 2002, representing a 42% compounded annual growth rate.

  . Business-to-business transactions and product distribution. A growing segment of the electronic commerce sector of the Internet is business-to-business trade in products and services. We believe that the Internet enables sellers to gather better information to reach more customers, to target them more effectively, and to increase their level of service. Buyers are able to compare products and prices more efficiently and reduce transaction costs. Industry sources estimate that total Internet expenditures on business-to-business products will grow from $132.4 billion in 1999 to $1.55 trillion in 2003, representing a 64% compounded annual growth rate.

  . Outsourcing Internet services and solutions. As more companies implement applications on the Internet, the demand for the outsourced provision of Internet infrastructure and services significantly increases. Companies need assistance in establishing and managing their Internet presence and in integrating Internet access with networked systems. They also require assistance in managing intranets, extranets and e-mail systems. Although many major packaged applications are currently on the market to assist companies with their Internet presence and Internet-related systems, the complexity of existing systems often requires substantial integration or customization for efficient operation. The Internet outsourcing industry includes consultants who assist companies in establishing an Internet presence or integrating systems on a one-time basis, entities that provide a turn-key Web presence with site management, and companies that provide full management of Internet, intranet, extranet and e-mail systems.

Our Initial Partner Companies

     We believe that there are several key elements to evaluating the potential success of a company. We intend to focus on companies exhibiting one or more of the following characteristics:

  . Management. The entrepreneurs who will guide the strategy or technological development of a new venture are critical to its success. We will focus on attracting and partnering with companies with management teams that demonstrate leadership, marketing and/or technology skills. We believe that the flexibility of an entrepreneur is extremely important. Management may need to adapt and refine its business plan to adjust to changes in market conditions, the introduction of new competition and possible strategic failures.

  . Multiple revenue streams. We believe that many successful Internet and interactive media companies generate revenue from more than one source. Potential sources of revenue include subscription processing and licensing fees, advertising, electronic commerce, direct marketing.

  . First mover advantage. Our partner companies preferably will be the first or among the first entrants into their Internet market segment. This may include providing products and services to an under-penetrated market.

  . Technology advantage. In addition to providing a new or unique product or service, we believe that companies should have a technological advantage or innovation to prevent competitors from easily entering their niche market.

  . Complementary companies. We will focus on companies that will be able to interact with, cross-market with, or provide services or products that are complementary to those offered by another partner company.

   We have agreed to acquire equity interests in four companies for an aggregate of $6.8 million in cash and 666,669 shares of common stock. Pursuant to agreements we have also issued 600,002 shares to the founders of these companies at a price of $.01 per share. Under these agreements, we will obtain board representation, voting rights, preemptive rights and anti-dilution protection in connection with our ownership positions. We also have the right to veto major decisions, including the sale or merger of the company, the incurrence of debt and the issuance of senior securities. These transactions are summarized below.

  . Gift giving electronic commerce site. We have agreed to invest $1.5 million and to issue 133,334 shares of our common stock in order to purchase 40% of the equity ownership of a company which operates a Web site focused on gift selection and related services. This business will offer a wide variety of gift selections from branded retailers to make the gift selection process fast, efficient and effective. The business will complement these selctions with gift services, ideas and content. Its search engines will allow the customer to search for a gift based on a wide range of criteria. Each shopper will be provided with a host of innovative organizing services, which are designed to greatly enhance the gift giving experience. The business will derive revenues from transaction fees with its product partners, as well as through advertising. The business anticipates that its Web site and community will be operational by the fourth quarter of 1999.

  . Urban online entertainment network. We have agreed to invest $3.0 million and to issue 200,001 shares of our common stock to purchase 25% of the equity of an online network for consumers of global urban culture, information, entertainment and products. This company was founded in 1998 by George Jackson, the former president of Motown records, Frank Cooper, the former head of business operations for Def Jam Records/Polygram Holding, Inc. and Adam Kidron, a record producer. This company intends to build, develop and market online communities centered around urban cultural icons, such as celebrities, musical artists, athletes, political figures, filmmakers and entrepreneurs. This network of sites will provide interest specific channels with content, e-commerce, community features and search capabilities. This company intends to derive revenue from advertising, electronic commerce and subscription and usage fees. This company intends to have its Web site operational by late 1999.

  . Women's premium online buying agent. We have invested $1.0 million and issued 166,667 shares of our common stock in order to purchase 45% of the equity ownership of a company that intends to efficiently source premium products and services for busy professional women. This company is building an online, upscale retail storefront which will:

    . aggregate and merchandise thousands of premium women's products for sale online, enabling the user to conduct one-stop shopping and one-click ordering;

    . provide women with recommendations and information from product and service experts; and

    . collect customer preference data and use that data to establish innovative partnerships with product and service providers.

     This company expects to generate revenue primarily through electronic commerce, sponsorships and promotions and will make its products and services available without charging membership fees. This company has established numerous partnerships with product suppliers whose products are in high demand and have not been available on the Internet. This company intends to have its Web site operational by fall of 1999.

  . Online auction network. We have agreed to invest $1.25 million and to issue 166,667 shares of our common stock in order to purchase 34% of the equity ownership of an early stage online auction business focused on a specific special interest group consisting of highly fragmented buyers and sellers. This business will operate as a service company, will carry no inventory and will derive revenues from product listing fees and sales commissions. This business's objective is to create a community based on the needs of its interest group, offering content, chat and commerce applications. This business intends to commence operations by the end of 1999.

Investment Structure

   We intend to acquire at least 25% equity interests in our partner companies with our initial investment. These interests may represent a minority stake or a controlling interest in the enterprise, depending on the stage of the company's development and the entrepreneur's objectives. Over time as our partner companies require more capital to meet their business objectives, we intend to provide additional capital and business development support and increase our ownership in those companies. We intend to structure substantially all of our investments so that we have rights of participation in and control over material decisions affecting the partner company, including the right to approve business plans, mergers and acquisitions, management compensation, stock and option issuances and corporate borrowings. We also expect to negotiate to obtain additional rights, including registration rights, rights of first refusal, buy/sell arrangements, anti-dilution protection and preemptive rights relating to the partner company's issuance of additional equity. Members of our management team and/or advisory board will generally take seats on our partner companies' boards of directors. Our management team will only participate in the success of a venture through their E2E equity ownership, and will be prohibited from co-investing in our partner companies. We anticipate that we will realize returns from our investments through mergers, sales and initial public offerings. We intend to carefully consider each of these liquidity events with a focus on selecting an exit strategy that maximizes the value of that partner company and, in turn, our value. Our effort to comply with an exemption from the registration requirements of the Investment Company Act will affect the structure and exit strategies of our investments. In this regard, please see "Risk Factors--We may be deemed an investment company, which would prohibit us from engaging in business and could result in criminal and civil actions against us."

   We expect our management team's and advisory board's relationships and contacts in the Internet and other interactive media markets to generate many opportunities for us to create, develop and/or invest in companies at all stages of development and to enter into strategic alliances with established companies attempting to enter the Internet marketplace. The executive committee of the board of directors will review and approve all investments. The executive committee will have the power to approve investments of up to $1.5 million. Investments over $1.5 million approved by the committee will be brought before our board of directors for their consideration and approval. Exit strategies will be evaluated and approved in the same manner.

Competition

   We may encounter intense competition from other companies seeking to invest in Internet-focused businesses. Traditional venture capital and private equity firms have dominated investments in emerging high technology companies, and their involvement has been particularly strong in areas such as Internet enabling technology, vertical applications, electronic commerce, security and enterprise software development. In addition, several public companies such as Safeguard Scientifics, Inc., Rare Media Group, Inc., CMGI, Inc., private ventures like idealab! and Internet Capital Group, Inc. devote significant resources to providing capital and other resources to entrepreneurs and their emerging Internet companies. Finally, corporate strategic investors include Fortune 500 and other significant companies that are developing an Internet strategy and capability. These strategic investors also include many of the larger technology and established Internet companies, which are also a source of competition for us, as these groups often partner with emerging Internet companies to seek to obtain access to a promising product or technology.

   Many of these potential competitors may have more experience identifying, investing in and advising Internet-focused companies and may possess greater financial, personnel or other resources or industry contacts than we have. Competition to invest in a limited number of Internet-focused businesses could cause us to pay higher prices for our investments. These inherent competitive disadvantages to us may make acquisition or investment opportunities more difficult to accomplish and may compel us to select less attractive investment prospects. Further, we cannot assure you that our efforts to differentiate ourselves from our competitors will prove to be effective or that we ultimately will be able to compete effectively in the acquisition of equity stakes in attractive Internet-focused businesses.

Government Regulation

   With the exception of regulation applicable to businesses generally, most Internet-related companies are not currently regulated by any government agency. Due to increasing popularity and use of the Internet, however, it is possible that a number of laws may be adopted that will apply to the Internet in the future which will affect our portfolio companies and our financial results. These potential laws cover issues including:

  .  user privacy;

  .  dissemination of information;

  .  pricing of goods and services offered; and

  .  types of products and services offered.

   An example of the types of laws which may be adopted to regulate use of the Internet is the Telecommunications Act of 1996. The Telecommunications Act prohibited the transmission over the Internet of specific types of information. Although the Telecommunications Act was held unconstitutional, similar laws may be enacted in the future. Other nations, including Germany, have taken similar actions to restrict the free flow of information deemed to be objectionable on the Internet. In addition, some telecommunications carriers continue to advocate that telecommunications over the Internet should be regulated by the Federal Communications Commission in the same manner as other telecommunications services. These telecommunications carriers want to see the government eliminate the current exemption from payment of telecommunications access charges for Internet service providers.

   If the government adopts any additional laws or regulations governing use of the Internet, these actions could decrease the growth of the Internet or increase the costs of doing business for Internet-focused companies. Finally, the sales of goods and services by our portfolio companies may be reduced and the costs of producing those goods and services may be increased if existing U.S. state and federal laws and foreign laws governing issues such as commerce, taxation, property ownership, defamation and personal privacy are increasingly applied to the Internet.

Personnel

   As of May 14, 1999, we employed 9 persons, five of whom were employed as executive officers.

Properties

   Our corporate offices are located at leased space at 570 Lexington Avenue, 23rd Floor, New York, New York 10019-5809. The telephone number of our principal executive offices is (212) 702-9500.

Legal Proceedings

   We are not a party to any material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

   We show below information regarding our management team, directors and director nominees:

 Name               Age Position and Offices Held
 ----               --- -------------------------
 Robert J. Smith     42 President, Chief Executive Officer and Director Nominee
 Michael C. Wheeler  49 Senior Vice President--New Media and Director Nominee
 Mark Lewyn          38 Senior Vice President--Content
                        Senior Vice President, Chief Financial Officer and
 Steven J. Quamme    38 Director
 David Ledecky       38 Senior Vice President
 Neil Austrian       58 Director Nominee
 Lynda Applegate     50 Director Nominee
 William P. Phelan   42 Director Nominee

   Robert J. Smith has served as President, Chief Executive Officer of our company since April 1999, and will serve as a Director of our company beginning upon the consummation of this offering. From June 1998 until April 1999, Mr. Smith was a private consultant to early-stage Internet companies. From July 1996 to March 1998, Mr. Smith was the Founder, Senior Vice President and General Manager of Digital Cities, the network of local affiliates for America Online. Under his leadership, Digital Cities grew to the fourth most visited site on AOL and the largest local information site on the Web. He developed the Digital Cities strategy, recruited the management and launched staffed programming and sales operations. From January 1993 to July 1996, Mr. Smith served as Vice President of Affiliate Development at AOL. Prior to that, he served as the General Manager of Community Central and Manager of Business Development at AOL. From May 1992 to December 1992, Mr. Smith served as the General Manager of Congressional Quarterly, Inc. where he founded a magazine called American Caucus.

   Michael C. Wheeler has served as a Senior Vice President--New Media and a Director of our company since May 1999, and will serve as a Director of our company beginning upon the consummation of this offering. Mr. Wheeler was the President of CNBC/Dow Jones Business Video from March 1996 to May 1999. Mr. Wheeler was Senior Vice President and General Manager of NBC New Media from June 1991 to March 1996, where he oversaw NBC's investments in new technology platforms. Mr. Wheeler is also a founding member and Vice Chairman of the New York Media Association and serves on the advisory boards of a number of start-up Internet companies.

   Mark Lewyn has served as Senior Vice President--Content of our company since April 1999. From January 1998 until March 1999, Mr. Lewyn worked as a private Internet consultant for a range of companies including Office.com, a joint-venture between CBS and Winstar Communications Inc. where he helped develop the company's e-commerce strategy. From April 1996 to January 1998, Mr. Lewyn served as Director of Corporate Development of

TicketMasterOnline-CitySearch. Mr. Lewyn was instrumental in building the editorial operations of TicketMasterOnline-CitySearch and establishing a range of co-marketing and co-promotion deals with local TV and radio stations. From June 1989 to April 1996, Mr. Lewyn served as the Washington, D.C. technology correspondent for Business Week Magazine where he covered a wide variety of technology companies, including AOL.

   Steven J. Quamme has served as a Senior Vice President, Chief Financial Officer and Director of our company since April 1999. Mr. Quamme was a partner in International Equity Partners, L.P., a private equity firm making direct investments in emerging markets from January 1993 through June 1999. From 1993 to 1997, Mr. Quamme was the founder and Chief Executive Officer of Mayfair Partners, L.P., a diversified restaurant management and operating company. From 1990 to 1992, he was the co-founder and Chief Executive Officer of Atlantic Entertainment Group, Inc. Prior to 1990, he was a mergers and acquisitions attorney with Baker & Botts.

   David Ledecky has served as a Senior Vice President of our company since May 1999. He was Executive Vice President and Chief Administrative Officer and a director of Building One Services Corporation, formerly Consolidation Capital Corporation from November 1997 to May 1999, where he was responsible for, among other things, Internet-related marketing and brand development. From February 1997 through September 1997, Mr. Ledecky operated Ledecky Brothers, LLC, the predecessor corporation to Consolidation Capital and Building One. From December 1992 to February 1997, Mr. Ledecky was a litigation attorney at the law firm of Corney Boyd & Luskin. Prior to 1992, he was an antitrust attorney with the law firm of Shearman & Sterling, and Vice President of The Legacy Fund, Inc., in Washington, D.C.

   Neil Austrian will serve as a Director of our company beginning upon the consummation of this offering. Mr. Austrian has served as President and Chief Operating Officer of the National Football League since April 1991. He was a Managing Director of Dillon, Read & Co. Inc. from October 1987 until March 1991. Mr. Austrian served as a director of Viking Office Products, Inc. from 1988 until August 1998. He also serves as a director of Bankers Trust New York Corporation, REFAC Technology Development Corporation and Office Depot, Inc.

   Lynda Applegate will serve as a Director of our company beginning upon the consummation of this offering. She is the MBA class of 1952 Distinguished Professor of Business Administration at Harvard Business School, teaching courses in general management, management information systems and organization design. Prior to joining the Harvard Business School faculty in 1986, she was on the faculty of the University of Michigan, University of Washington and University of Arizona. Dr. Applegate is also a member of the board of directors of MicroAge, Inc. and Extraprise, Inc., and the strategic advisory boards for Mainspring Communications, WebLine, Ventix and the Alliance Analyst. Dr. Applegate is also member of the United States General Accounting Office Executive Council on Information Management and Telecommunications.

   William P. Phelan will serve as a Director of our company beginning upon the consummation of this offering. Mr. Phelan is the founder, Chairman, President and Treasurer of the online auction network in which we have invested. Mr. Phelan was a co-founder of Fidelity Investment Adviser in 1997, and he currently serves as a Principal. He was Senior Vice President, Technology and a director of Florists Transworld Delivery from 1995 to 1997. Mr. Phelan was a Partner of Fleet Equity Partners from 1992 to 1995. Mr. Phelan is a director of Florists Transworld Delivery, Inc. and Pearse EFT, Inc., a private equity firm.

   Our board of directors will consist of between three and 15 directors. Each director will serve for a term expiring at the annual meeting of stockholders held in the year following their election and until their successors have been duly elected and qualified or until any such director's earlier death, resignation or removal.

Committees of the Board of Directors

   Our board of directors intends to establish a compensation committee to consist solely of non-employee directors. The compensation committee will provide a general review of our compensation plans to ensure that they meet corporate objectives and will administer our stock plans. Our board of directors also intends to establish an audit committee which will be comprised solely of independent directors. The responsibilities of the audit committee will include:

  . recommending to our board of directors the independent public accountants to conduct the annual audit of our books and records;

  .  reviewing the proposed scope of the audit;

  .  approving the audit fees to be paid;

  . reviewing accounting and financial controls with the independent public accountants and our financial and accounting staff; and

  . reviewing and approving transactions between us and our directors, officers and affiliates.

   The board of directors intends to create an executive committee to evaluate and approve our acquisitions of interests in our partner companies, strategic partnerships and joint ventures. A more detailed description of these activities appears under "Business--Investment Structure."

Director Compensation

   All directors who are not currently receiving compensation as officers, employees or consultants of ours are entitled to receive an annual retainer fee of $25,000, plus reimbursement of expenses for each meeting of our board of directors and each committee meeting that they attend in person. In addition, non-employee directors may receive grants of non-qualified stock options under the 1999 Equity Compensation Plan consisting of an initial grant to purchase 50,000 shares at the market price upon becoming a director and subsequent grants to purchase 5,000 shares on each annual meeting date.

Executive Compensation

   No E2Enet.com executive officer received compensation during 1998. For information regarding the compensation to be paid to our executive officers following this offering, see "--Employment Agreements" below.

Employment Agreements

   We have entered into senior management agreements with each of our executive officers. Each agreement has an initial term of two years and will be extended for two additional years unless we or the employee elects to terminate the agreement within 60 days of the second anniversary of the date of employment. Under these agreements, these employees will receive an initial annual base salary that may be increased by our board of directors based on performance objectives they establish, and an annual bonus based upon our performance. These employees also will receive options to acquire shares of common stock at the initial public offering price. With respect to all options granted to these executive officers, one-fourth will vest on the first anniversary of the closing date of this offering, and the remaining three-fourths of these options will vest at a rate of 1/36th per month, provided that all these options will vest in full upon a change in control. The following table shows compensation information contained in the senior management agreements.

                               Initial
                                Annual                      Maximum
                                 Base                        Annual
 Executive Officer              Salary                       Bonus                       Options
 -----------------             --------                     --------                     -------
 Robert J. Smith               $215,000                     $107,500                     275,000
 Michael C. Wheeler            $215,000                     $107,500                     275,000
 Mark Lewyn                    $180,000                     $ 90,000                     175,000
 Steven J. Quamme              $180,000                     $ 90,000                     175,000
 David Ledecky                 $180,000                     $ 90,000                     175,000

   If, during the term of one of these agreements, we terminate the employee's employment without cause or the employee terminates his employment for good reason, the employee will be entitled to receive his base salary and all employee benefits for a period of one year from the date of the termination of employment.

   Under the terms of these agreements, these employees have agreed to preserve the confidentiality and the proprietary nature of all information relating to E2Enet.com, our partner companies and our business during the term of the agreement and for two years after the term of the agreement ends. In addition, each of these employees has agreed to non-competition and non-solicitation provisions that will be in effect during the term of his or her agreement and for two years after the term of the agreement ends.

Advisory Board

   Consistent with our philosophy of operating and investing in entrepreneurial ventures, we have created an advisory board whose members provide links to the entrepreneurial community and a platform for the open discussion of management and operational issues particular to emerging companies in the Internet and interactive media markets. The advisory board will meet periodically at our expense. In addition, we are in contact on a regular basis with various individual members of the advisory board in connection with ongoing operations. We expect to increase the size of our advisory board as appropriate. The members of the advisory board qualify for grants of non-qualified stock options under the 1999 Equity Compensation Plan.

   Charles Conn III has served as a director of TicketMasterOnline-CitySearch since March 1999, as Chief Executive Officer since September 1998 and as Chief Executive Officer of CitySearch since he co-founded CitySearch in September 1995. Mr. Conn also served as President of CitySearch from September 1995 to October 1996 and served as a director from September 1995 until September 1998. From September 1990 to September 1995, he was a consultant at McKinsey & Company, where he was elected Partner. From September 1986 to September 1988, Mr. Conn worked with the Boston Consulting Group in Boston and Tokyo and in 1989 with Canon, Inc. Mr. Conn holds a B.A. from Boston University, a B.A. and M.A. from Oxford University, where he was a Rhodes Scholar, and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

  David C. Cole has been chairman of the Cole-Gilburne Fund, an investment firm specializing in the early-stage development of companies in the information sciences since 1986. Since 1997 Mr. Cole has been president of Aquaterra Corporation a private investment management firm. Aquaterra Corporation is the managing general partner of both Pan Pacific Ventures and Catalyst II, investment partnerships. Mr. Cole served as an officer of AmericaOnline, Inc., from 1994 thru 1996, initially as president of AOL's Internet Services Company and later as president of the AOL New Enterprises Group. He held operating responsibility for AOL International, AOL Enterprises, Digital Cities and AOL corporate development. Mr. Cole previously served as chairman, president and CEO of Navisoft, Inc., an Internet-based software provider that AOL acquired in 1994. He also serves as a director of Healthnotes, Inc. and the Daily Wellness Company.

   Eric J. Gertler is currently President and Chief Executive Officer of www.doublebill.com, an Internet start-up funded by Kleiner Perkins Caufield & Byers. From April 1998 to September 1998, Mr. Gertler served as Chief Operating Officer for U.S. News & World Report, The Atlantic Monthly and Fast Company. From February 1997 to April 1998, Mr. Gertler was Executive Vice President of U.S. News & World Report. In January 1997, Mr. Gertler was named President of The New Media Group in which he developed, launched and oversaw the day-to-day operations of the web site of The New York Daily News (www.nydailynews.com). In January 1993, Mr. Gertler joined the New York Daily News as Vice President and Secretary of Legal & Business Affairs. From February through December 1995, Mr. Gertler served as Vice President, Editorial Administration, for the New York Daily News. In February 1992, Mr. Gertler first joined U.S. News & World Report. He also directed the global new media efforts of the other media properties. Mr. Gertler also worked as a communications and media attorney for the law firm Skadden, Arps, Slate, Meagher & Flom.

   Scott Wieler is a Managing Director of BT Alex. Brown and is co-head of BT Alex. Brown's Media and Communications group in Corporate Finance, focusing on the strategic and financial challenges of clients in outdoor advertising, education, publishing, Internet and emerging communications and information services. Mr. Wieler joined BT Alex. Brown as a managing director in 1994. Previously he held the position of co-head of Media and Communications Banking at Bankers Trust.

1999 Stock Option and Incentive Plan

   The E2Enet stock option plan authorizes the grant of:
  .  stock options;
  .  stock appreciation rights;
  .  restricted stock;
  .  deferred stock;
  .  unrestricted stock;

  .  dividend equivalents;

  .  other stock-based awards;

  .  performance awards; and

  . annual incentive awards to provide incentives to attract and retain executive officers, directors, employees and other key personnel.

   A committee of our board of directors will administer the stock option plan. The maximum number of shares available for issuance under the stock option plan will be 2,500,000.

   In each fiscal year, any person who is eligible to participate may not be granted awards relating to more than 1,000,000 shares. In addition, the maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one participant is $300,000 and the maximum amount that may be earned as an incentive award or other cash award in respect of a performance period by any one participant is $900,000. If and to the extent that the committee determines that an award to be granted to a participant should qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code, the grant, exercise and/or settlement of such award will be contingent upon achievement of preestablished performance goals. The performance goals shall be one or more of the following business criteria for E2Enet.com and/or its specified subsidiaries or business units, except with respect to the total stockholder return and earnings per share criteria:

  (1) total stockholder return;

  (2) total stockholder return as compared to total return, on a comparable basis, of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index;

  (3) net income;

  (4) pretax earnings;

  (5) earnings before interest expense, taxes, depreciation and amortization;

  (6) pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

  (7) operating margin;

  (8) earnings per share;

  (9) return on equity;

  (10) return on capital;

  (11) return on investment;

  (12) operating earnings;

  (13) working capital; and

  (14) ratio of debt to stockholders' equity.

   Stock Options. Our stock option plan permits the granting of options to purchase shares of common stock intended to qualify as incentive options under the Internal Revenue Code and options that do not qualify as incentive options. The exercise price of each option will be determined by the committee but may not be less than 100% of the fair market value of our common stock on the date of grant.

   The term of each option will be fixed by the committee and may not exceed 10 years from the date of grant. The committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the committee.

   To exercise an option, the optionee must pay the exercise price in full either in cash or cash equivalents by delivery of shares of common stock already owned by the optionee. The exercise price may also be delivered by a broker under irrevocable instructions to the broker from the optionee.

   Restricted Stock. The committee may also award shares of common stock to participants. These stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified restricted period. If the performance goals and any other restrictions are not attained, the participants will forfeit their restricted shares. The purchase price of restricted shares of common stock will be determined by the committee.

   Deferred Stock. The committee may also award deferred stock units, which are ultimately payable in the form of unrestricted shares of common stock. A deferred stock award may be conditioned or restricted in whatever manner the committee may determine. These conditions and restrictions may include the achievement of performance goals and/or continued employment with us through a specified restricted period. If the performance goals and other restrictions are not attained, the participants will forfeit their deferred stock units. During the deferral period, the deferred stock units may be credited with dividend equivalent rights.

   Unrestricted Stock. The committee may also grant shares of common stock at no cost or for a purchase price determined by the committee which are free from any restrictions under the stock option plan. Unrestricted shares of common stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to participants.

   Performance Stock Awards. The committee may also grant performance stock awards to participants entitling the participants to receive shares of common stock upon the achievement of performance goals and other conditions determined by the committee.

   Dividend Equivalent Rights. The committee may grant dividend equivalent rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award. Dividend equivalent rights credited under the stock option plan may be paid currently or be deemed to be reinvested in additional shares of common stock, and may accrue additional dividend equivalent rights after reinvestment at fair market value at the time of deemed reinvestment. Dividend equivalent rights may be settled in cash, common stock or a combination of cash and shares, in a single installment or installments, as specified in the award. Awards payable in cash on a deferred basis may provide for crediting and payment of interest equivalents.

   Stock Appreciation Rights. The committee may grant a right to receive a number of shares or, in the discretion of the committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the committee. The committee may approve the grant of these stock appreciation rights related or unrelated to stock options. Upon exercise of a stock appreciation right that is related to a stock option granted, the holder of the related option will surrender the option for the number of shares as to which the stock appreciation right is exercised and will receive payment of an amount computed as provided in the stock appreciation right award.

   Generally, a stock appreciation right granted in connection with a stock option will be exercisable at the time or times, and only to the extent that, the related stock option is exercisable, and will not be transferable except to the extent that the related option may be transferable.

   Performance and Annual Incentive Awards. Our stock option plan authorizes the committee to grant multiyear and annual incentive awards based upon achievement of pre-established performance goals, including awards that qualify as "performance-based compensation" for purposes of the Internal Revenue Code. The grant, exercise and/or settlement of a performance award may be made contingent upon achievement of pre-established performance goals. Achievement of performance goals will be measured over a performance period of up to 10 years, as specified by the committee.

   The amount of an incentive award is based upon the achievement of a performance goal or goals based on one or more of the business criteria described above during the given performance period specified by the committee. The committee may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount which need not bear a strictly mathematical relationship to these business criteria.

   Other Stock-Based Awards. The committee is authorized to grant to participants other awards that may be based on or related to our common stock, including:

  .  convertible or exchangeable debt securities;

  .  other rights convertible or exchangeable into shares;

  .  purchase rights for shares;

  .  incentive awards with value and payment contingent upon performance; and

  . incentive awards valued by reference to the performance of specified subsidiaries or business units.

                       TRANSACTIONS WITH RELATED PARTIES

   Between February and May of this year, we entered into subscription agreements with our sole director, director nominees, executive officers and other persons affiliated with us. Under these subscription agreements, the following persons purchased shares of common stock in the following amounts:

  (1) Robert J. Smith, an executive officer and director nominee, purchased 432,500 shares of common stock at a purchase price of $.01 per share, for an aggregate consideration of $4,325.

  (2) Michael C. Wheeler, an executive officer and director nominee, purchased 345,000 shares of common stock at a purchase price of $.01 per share, for an aggregate consideration of $3,450.

  (3) Mark Lewyn, an executive officer, purchased 216,000 shares of common stock at a purchase price of $.01 per share, for an aggregate consideration of $2,160.

  (4) Steven J. Quamme, an executive officer and sole director, purchased 216,000 shares of common stock at a purchase price of $.01 per share, for an aggregate consideration of $2,160.

  (5) David Ledecky, an executive officer, purchased 216,000 shares of common stock at a purchase price of $.01 per share, for an aggregate consideration of $2,160.

  (6) Neil Austrian and Lynda Applegate, director nominees of our company, each purchased 86,500 shares of common stock at a purchase price of $.01 per share or $865.

  (7) Charles Conn III, Eric S. Gertler and David C. Cole, members of our advisory board, each purchased 43,500 shares of common stock at a price of $.01 per share of $435.

  (8) Jonathan J. Ledecky, a founder of E2Enet.com, purchased 1,300,000 shares of common stock at a purchase price of $0.01 per share, for an aggregate consideration of $13,000.

   In May 1999, we agreed to acquire a 34% interest in an online auction network for $1.25 million in cash and 166,667 shares of our common stock. William P. Phelan, a director nominee of our company is a shareholder and Chairman, President and Treasurer of this online auction network.

                             PRINCIPAL STOCKHOLDERS

   The following shows the number and percentage of outstanding shares of our common stock that were owned as of May 14, 1999 and that will be owned following this offering by:

  . all persons known by us to own beneficially more than 5% of the common stock;
  . each director, director nominee and executive officer; and . all directors, director nominees and executive officers as a group.

   An asterisk indicates ownership of less than 1%.

   As of May 14, there were 4,272,169 shares of common stock outstanding.
Following this offering, we will have outstanding     shares of common stock,
assuming the underwriters do not exercise their over-allotment option. At the time of the closing of this offering we will also have outstanding options to purchase 1,650,000 shares of common stock at the initial public offering price, none of which will be exercisable immediately following this offering.

                                          Before Offering     After Offering
                                      ----------------------- --------------
                                       Number of
                                         Shares
                                      Beneficially Percentage   Percentage
Name and Address                         Owned     Ownership    Ownership
----------------                      ------------ ---------- --------------
Officers and Directors
Robert J. Smith......................    432,500      10.1%
  570 Lexington Avenue, 23rd Floor
  New York, NY 10019-5809
Michael C. Wheeler...................    345,000       8.1%
  570 Lexington Avenue, 23rd Floor
  New York, NY 10019-5809
Mark Lewyn...........................    216,000       5.1%
  570 Lexington Avenue, 23rd Floor
  New York, NY 10019-5809
David Ledecky........................    216,000       5.1%
  570 Lexington Avenue, 23rd Floor
  New York, NY 10019-5809
Steven J. Quamme.....................    216,000       5.1%
  570 Lexington Avenue, 23rd Floor
  New York, NY 10019-5809
William P. Phelan....................     86,500       2.0%
  570 Lexington Ave
  23rd Floor
  New York, NY 10019-5809
Neil Austrian........................     86,500       2.0%
  National Football League
  280 Park Avenue, 17th Floor
  New York, NY 10017
Lynda Applegate......................     86,500       2.0%
  Harvard Business School
  Baker 474
  Soldiers Field Road
  Boston, MA 02163
All directors, director nominees and
 executive officers as a group (8
 persons)............................  1,685,000      39.4%

5% Stockholder
Jonathan J. Ledecky..................  1,300,000      30.4%
  800 Connecticut Ave, N.W.
  Suite 1111
  Washington, D.C. 20006

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. We do not have any outstanding shares of preferred stock.

   Following this offering, we will have outstanding    shares of common stock,
assuming the underwriters do not exercise their over-allotment option, or shares of common stock, assuming the underwriters exercise their over-allotment option in full.

   The following is a description of our capital stock.

Common Stock

   We are authorized to issue 100,000,000 shares of common stock. Each stockholder of record will be entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose, and, after the payment of liquidation preferences to holders of preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The outstanding shares of common stock are, and the shares of common stock offered in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

   Our certificate of incorporation allows us to issue without stockholder approval preferred stock having rights senior to those of the common stock. Following completion of this offering, no shares of preferred stock will be outstanding. Our board of directors will be authorized, without further stockholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series.

   Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Limitation of Liability of Directors and Officers

   As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law, relating to unlawful dividends or unlawful stock purchases or redemptions, or

  . for any transaction from which the director derives an improper personal benefit.

   As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

   Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, except that we will indemnify a director or officer in connection with an action initiated by that person only if the action was authorized by our board of directors. The indemnification provided under our certificate of incorporation and the bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Under our bylaws, if we do not pay a claim for indemnification within 60 days after we have received a written claim, the director or officer may bring an action to recover the unpaid amount of the claim and, if successful, the director or officer also will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

   Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee, partner or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person's fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We intend to purchase director and officer liability insurance on behalf of our directors and officers.

Anti-Takeover Provisions

   Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition provisions of

Delaware law may hinder or delay an attempted takeover of E2Enet.com other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders' receiving a premium over the market price for the shares of common stock held by stockholders.

   Removal of Directors; Vacancies. Our certificate of incorporation provides that directors may be removed only for cause. In addition, vacancies and newly created directorships resulting from any increase in the size of the board of directors may be filled only by the affirmative vote of a majority of the directors then in office, even if they do not constitute a quorum, or by a sole remaining director. These provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

   Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our bylaws establish an advance notice procedure with regard to the nomination, other than by the board of directors, of candidates for election to the board of directors and with regard to matters to be brought before an annual meeting of our stockholders by a stockholder. For nominations and other business to be brought properly before an annual meeting by a stockholder, the stockholder must deliver notice to us not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. Separate provisions based on public notice by us specify how this advance notice requirement operates if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date. The stockholder's notice must set forth specified information regarding the stockholder and its holdings, as well as background information regarding any director nominee, together with that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and a brief description of any business desired to be brought before the meeting, the reasons for conducting the business at the meeting and any material interest of the stockholder in the business proposed. In the case of a special meeting of stockholders called for the purpose of electing directors, nominations by a stockholder may be made only by delivery to us, no later than 10 days following the day on which public announcement of the special meeting is made, a notice that complies with the above requirements. Although our bylaws do not give our board of directors any power to approve or disapprove stockholder nominations for the election of directors or any other business desired by stockholders to be conducted at an annual meeting, the bylaws:

  . may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; or

  . may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, of E2Enet.com, even if the conduct of this solicitation or the attempt to obtain control might be beneficial to E2Enet.com and our stockholders.

   Special Stockholders' Meetings. Under our certificate of incorporation and bylaws, special meetings of stockholders, unless otherwise prescribed by statute, may be called only:

  .  by the board of directors or by our Chairman or President; or

  . by the holders of at least a majority of the securities of E2Enet.com outstanding and entitled to vote generally in the election of directors.

   Limitations on Stockholder Action by Written Consent. Our certificate of incorporation also provides that any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the minimum number of votes of each class or series that would be necessary to authorize or take the action at a meeting at which all shares of each class or series entitled to vote were present and voted.

   Section 203 of Delaware Law. In addition to the foregoing provisions of our certificate of incorporation and bylaws, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of E2Enet.com or reducing the price that investors might be willing to pay in the future for shares of our common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is            .

                        SHARES AVAILABLE FOR FUTURE SALE

   Following this offering, we will have     shares of common stock
outstanding, assuming no exercise of the underwriters' over-allotment option. All the shares we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

   4,272,169 shares of common stock outstanding following this offering will be restricted shares under the terms of the Securities Act. Sales of the restricted shares to be outstanding upon completion of this offering will be limited by lock-up agreements with the underwriters and with us as described below.

Rule 144

   In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

  .  one percent of the then outstanding shares of common stock, or
     approximately     shares immediately after this offering; or

  . the average weekly trading volume in the common stock on the Nasdaq Stock Market during the four calendar weeks preceding the sale.

   In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock which are not restricted securities.

   Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

Common Stock and Options Issuable under our Equity Compensation Plans

   Simultaneously with the completion of this offering, we will issue options to acquire 1,650,000 shares of common stock at the initial public offering price to our management team and other key employees, which generally will vest over four years from the date of this offering.

Lock-up Agreements

   Our officers and directors and some of our other stockholders, who will hold an aggregate of 4,272,169 shares of common stock upon completion of this offering, have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated, offer, sell, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our capital stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days after the date of the underwriting agreement, other than shares of common stock transferred in connection with a pledge agreement or disposed of as bona fide gifts approved by BT Alex. Brown Incorporated. BT Alex. Brown Incorporated has no current intention to consent to any other disposition of any shares covered by these lock-up agreements but will consider each request for its consent at the time and under the circumstances of the request.

   In addition, all of our executive officers and other key employees have agreed that they will not, without prior written consent, transfer any of the shares of common stock they own, except for transfers made as part of a pledge, hedging or similar transaction:

  .with respect to 50% of their shares, for a period of one year following this offering;

^^. with respect to an additional 25% of their shares, for a period of 18 months following the offering; and

  . with respect to their remaining shares, for a period of two years following this offering.

                                  UNDERWRITING

   The underwriters named below, through their representative BT Alex. Brown Incorporated, have severally agreed to purchase from E2Enet.com the following numbers of shares of common stock at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus.

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
BT Alex. Brown Incorporated...........................................

   We have entered into an underwriting agreement with the underwriters which provides that the underwriters are obligated to purchase all of the shares of common stock we are offering to sell in this offering, other than shares covered by the over-allotment option described below, if any of the shares are
purchased. We expect to issue these shares on    .

   The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and
to dealers at a price that represents a concession not in excess of $     per
share under the public offering price. The underwriters may allow, and dealers
may re-allow, a concession not in excess of $     per share to other dealers.
After the initial offering, the offering price and other selling terms may be changed by the representatives of the underwriters.

   Until     , 1999, or 25 days after this offering begins, all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

   We have granted to the underwriters an option, exercisable not later than 30
days after the date of this prospectus, to purchase up to     additional shares
of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered in this offering. To the extent that the underwriters exercise this option, each of the underwriters will become obligated to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be
purchased by it in the above table bears to     , and we will be obligated to
sell these shares to the underwriters to the extent they exercise the option. If any additional shares of common stock are purchased, the underwriters will offer these additional shares on the same terms as those on which the initial shares are being offered.

   At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares of the common stock for purchase by our directors, officers and employees and their business associates and related persons. The number of shares of our common stock offered to the public will be reduced to the extent these persons purchase these reserved shares. The underwriters will offer to the public on the same basis as the other shares any reserved shares that are not purchased by these persons.

   We have agreed to indemnify the underwriters against liabilities in connection with this offering, including liabilities under the Securities Act.

   We have agreed with the underwriters that we will not issue any additional shares of common stock for 180 days following the date of this offering, except that we may issue, and grant options or warrants to purchase, shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, upon the exercise of outstanding options and warrants and our issuance of options and stock granted under the existing stock option and stock purchase plans and in connection with acquisition transactions.

   The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering by creating a short position in the common stock for their own accounts. Additionally, to cover these over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

Pricing of this Offering

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation between us and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

  . the opportunity to invest in and develop start-up companies and form strategic alliances in the Internet industry;

  .  an assessment of our management team;

  . prevailing market conditions in the U.S. economy and the industry in which we compete; and

  . the market capitalizations and stages of development of other companies which the representatives of the underwriters believe to be comparable to us.

                                    EXPERTS

   The combined financial statements of E2Enet.com for the three months ended March 31, 1999 and the period ended September 8, 1998 (date of inception) through December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             VALIDITY OF THE SHARES

   The validity of shares of common stock will be passed upon on our behalf by Hogan & Hartson L.L.P., Washington, D.C. Legal matters will be passed upon for the underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                             ADDITIONAL INFORMATION

   You may rely on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of our common stock in any circumstances under which the offer or solicitation is unlawful.

   We have filed with the SEC a registration statement, including exhibits, schedules and amendments. This prospectus is a part of the registration statement and includes all of the information which we believe is material to an investor considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about E2Enet.com, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. The registration statement is available for inspection and copying at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains the registration statement. The address of the SEC's Internet site is "http://www.sec.gov."

   We intend to furnish our stockholders annual reports containing financial statements audited by our independent accountants.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

                     INDEX TO COMBINED FINANCIAL STATEMENTS

     Report of Independent Accountants                                      F-1
     Combined Balance Sheets as of March 31, 1999 and December 31, 1998     F-2
     Combined Statements of Operations for the period September 8, 1998
      (inception) through December 31, 1998, the three months ended March
      31, 1999, and cumulative since inception.                             F-3
     Combined Statements of Changes in Stockholder's Deficit for the
      period September 8, 1998 (inception) through December 31, 1998, the
      three months ended March 31, 1999, and cumulative since inception.    F-4
     Combined Statement of Cash Flows for the period September 8, 1998
      (inception) through December 31, 1998, the three months ended March
      31, 1999, and cumulative since inception.                             F-5
     Notes to Combined Financial Statements                                 F-6
     Unaudited Pro Forma Combined Financial Statements:
     Introduction                                                          F-13
     Unaudited Pro Forma Combined Balance Sheets                           F-14
     Unaudited Pro Forma Combined Statement of Operations                  F-15
     Notes to Unaudited Pro Forma Combined Financial Statements            F-16

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors and Stockholder of E2Enet.com, Inc. and Ironbound Partners LLC

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in stockholder's deficit and of cash flows present fairly, in all material respects, the combined financial position of E2Enet.com, Inc. (the "Company") and Ironbound Partners LLC ("Ironbound"), development stage enterprises, at March 31, 1999 and December 31, 1998, and the combined results of their operations and their cash flows for the three months ended March 31, 1999, for the period from September 8, 1998 (date of inception) through December 31, 1998 and cumulative since inception, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

McLean, VA
May 14, 1999

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

                            COMBINED BALANCE SHEETS

                                                         December 31, March 31,
                                                             1998       1999
                                                         ------------ ---------
                         ASSETS
Current assets:
  Prepaid expenses......................................   $     --   $ 16,851
                                                           --------   --------
Total current assets....................................         --     16,851
Equipment, net..........................................      6,288      6,512
                                                           --------   --------
Total assets............................................   $  6,288   $ 23,363
                                                           ========   ========
         LIABILITIES AND STOCKHOLDER'S DEFICIT
Liabilities:
  Due to stockholder....................................   $ 72,172   $219,407
  Accrued expenses......................................     13,714    151,672
                                                           --------   --------
    Total liabilities...................................     85,886    371,079
                                                           --------   --------
Commitments and contingencies (Note 6)
Stockholder's deficit:
  Preferred stock, par value $.01, 10,000,000 shares
   authorized, no shares issued and outstanding.........
  Common stock, par value $.01, 100,000,000 shares
   authorized, 1,500,000 issued and outstanding.........                15,000
  Additional paid-in-capital............................        100        100
  Deficit accumulated during development stage..........    (79,698)  (362,816)
                                                           --------   --------
    Total stockholder's deficit.........................    (79,598)  (347,716)
                                                           --------   --------
    Total liabilities and stockholder's deficit.........   $  6,288   $ 23,363
                                                           ========   ========


    The accompanying notes are an integral part of the financial statements.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

                       COMBINED STATEMENTS OF OPERATIONS

   for the period from September 8, 1998 (date of inception) through December 31, 1998, the three months ended March 31, 1999, and cumulative since inception

                                       September 8,
                                       1998 through  Three months   Cumulative
                                       December 31, ended March 31,   Since
                                           1998          1999       Inception
                                       ------------ --------------- ----------
Expenses:
General and administrative............  $  79,698      $ 283,118    $ 362,816
                                        ---------      ---------    ---------
    Total expenses....................     79,698        283,118      362,816
                                        ---------      ---------    ---------
Net loss before income taxes..........    (79,698)      (283,118)    (362,816)
Provision for income taxes............        --             --           --
                                        ---------      ---------    ---------
Net loss..............................  $ (79,698)     $(283,118)   $(362,816)
                                        =========      =========    =========
Comprehensive loss....................  $ (79,698)     $(283,118)   $(362,816)
                                        =========      =========    =========
Basic and diluted loss per common
 share................................  $    (.05)     $    (.19)   $    (.24)
                                        =========      =========    =========
Shares used in computing loss per
 common share.........................  1,500,000      1,500,000    1,500,000
                                        =========      =========    =========


    The accompanying notes are an integral part of the financial statements.

                                E2Enet.com, Inc.
                      and formerly Ironbound Partners LLC
                         development stage enterprises

            COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT for the period from September 8, 1998 (date of inception)through December 31,
                 1998 and the three months ended March 31, 1999

                                                                      Accumulated
                            Common Stock    Additional     Other     Deficit during
                          -----------------  Paid-In   Comprehensive  development
                           Shares   Amount   Capital   Income (Loss)     Stage        Total
                          --------- ------- ---------- ------------- -------------- ---------
Balance, September 8,
 1998
 (date of inception)
Sale of member
 interests..............                       $100                                 $     100
Net loss................                                               $ (79,698)     (79,698)
                          --------- -------    ----         ---        ---------    ---------
Balance, December 31,
 1998...................                        100         --           (79,698)     (79,598)
                          --------- -------    ----         ---        ---------    ---------
Issuance of common stock
 upon incorporation.....  1,500,000 $15,000                                            15,000
Net loss................                                                (283,118)    (283,118)
                          --------- -------    ----         ---        ---------    ---------
Balance, March 31,
 1999...................  1,500,000 $15,000    $100         --         $(362,816)   $(347,716)
                          ========= =======    ====         ===        =========    =========


    The accompanying notes are an integral part of the financial statements.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

                       COMBINED STATEMENTS OF CASH FLOWS

 for the period from September 8, 1998 (date of inception) through December 31, 1998, the three months ended March 31, 1999 and cumulative since inception

                                       September 8,
                                       1998 through  Three months   Cumulative
                                       December 31, ended March 31,   Since
                                           1998          1999       Inception
                                       ------------ --------------- ----------
Operating activities:
Net loss..............................   $(79,698)     $(283,118)   $(362,816)
Adjustments to reconcile net loss to
 net cash used in operating
 activities:
  Depreciation and amortization.......        370            601          971
  Changes in operating assets and
   liabilities:
   Increase in prepaid expenses.......          -        (16,851)     (16,851)
   Increase (decrease) in accrued
    expenses..........................     13,714        137,958      151,672
                                         --------      ---------    ---------
   Total adjustments..................     14,084        121,708      135,792
                                         --------      ---------    ---------
Net cash used in operating
 activities...........................    (65,614)      (161,410)    (227,024)
                                         --------      ---------    ---------
Investing activities:
Purchases of equipment................     (6,658)          (825)      (7,483)
                                         --------      ---------    ---------
Net cash used in investing
 activities...........................     (6,658)          (825)      (7,483)
                                         --------      ---------    ---------
Financing activities:
Sale of member interest...............        100              -          100
Issuance of common stock..............          -         15,000       15,000
Due to stockholder....................     72,172        147,235      219,407
                                         --------      ---------    ---------
   Net cash provided by financing
    activities........................     72,272        162,235      234,507
                                         --------      ---------    ---------
Net increase in cash and cash
 equivalents..........................          -              -            -
Cash and cash equivalents, beginning
 of period............................          -              -            -
                                         --------      ---------    ---------
Cash and cash equivalents, end of
 period...............................   $      -      $       -    $       -
                                         ========      =========    =========

    The accompanying notes are an integral part of the financial statements.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

                     NOTES TO COMBINED FINANCIAL STATEMENTS

 for the period from September 8, 1998 (date of inception) through December 31,
                 1998 and the three months ended March 31, 1999

1. Business and Organization

   E2Enet.com, Inc., a Delaware corporation (the "Company") was incorporated on February 9, 1999, to acquire equity interests in and provide a wide range of business development support services to businesses primarily engaged in Internet related commerce, media, technology and services. The Company will also provide technical and Internet industry expertise to traditional non-internet businesses seeking partners to provide that expertise as they enter the Internet marketplace. The Company has not made any investments as of March 31, 1999 and no revenues have been generated since the inception of the Company. On May 7, 1999, the Company declared a 15,000 to one common stock split. All Common Stock amounts reflected in these financial statements have been restated to reflect this stock split.

   Ironbound Partners LLC ("Ironbound" or the "LLC"), a limited liability corporation formed pursuant to and in accordance with the laws of the state of Delaware, commenced operations in September 1998. Ironbound did not have any operations which generated revenues. Expenses incurred through March 31, 1999 have been incurred by Ironbound and have been solely for the establishment of Ironbound and costs in connection with the analysis of the potential initial investments of the Company.

   Effective May 14, 1999, Ironbound was merged into the Company.

2. Summary of Significant Accounting Policies

 Basis of Presentation

   The Company and Ironbound are both 100% owned by the same individual and are under common control. In accordance with the original intent of the stockholder, the accompanying financial statements have been presented on a combined basis at historical cost. This presentation assumes that the Company is not considered an investment company. If the Company was considered an investment company, the Company would be required to record its investments at fair market value. All intercompany transactions have been eliminated.

 Use of Estimates

   The financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents. Cash and cash equivalents are carried at cost plus accrued interest which approximates market.

 Accounting for Investments

   Investments in companies in which the Company owns 50% or less of the outstanding voting securities and exercises significant but not controlling influence, are accounted for on the equity method of accounting. Significant influence is presumed at a 20% ownership level; however, the Company applies the equity method for certain companies in which it owns less than 20% of the voting interest when it exerts significant influence through representation on those companies' Boards of Directors and other means. The amount by which the Company's carrying value exceeds its share of the underlying net assets of equity affiliates is amortized on a straight-line basis which adjusts the Company's share of the affiliates' earnings or losses. All other investments are accounted for on the cost method. Certain cost method investments are classified as available-for-sale and are recorded at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, included as other comprehensive income and a separate component of shareholder's equity. If quoted market prices are not available, fair value is determined by management through the analysis of the portfolio company performance and other relevant factors.

   All investments are stated at the lower of cost or net realizable value. The Company continually evaluates investments for indications of impairment based on the fair market value of each investment relative to cost, financial condition, near-term prospects of the investment, and other relative factors.

 Equipment

   Equipment, which consists of office computers, is stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation is provided on the straight-line basis over estimated useful life of the equipment, three years. The Company recognizes gains or losses on the sale or disposal of equipment in the period of disposal. Long-lived assets held and utilized by the Company are reviewed for impairment whenever changes in circumstances indicate the carrying value of such assets may not be recoverable.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

 Organization Costs

   The Company accounts for organization costs under the provisions of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" which requires that all organization costs be expensed as incurred.

 Income Taxes

   The Company accounts for income taxes in accordance with the liability method. Deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at the end of each period, based on enacted laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the expected realizable amount. The provision (benefit) for income taxes consists of the current tax provision (benefit) and the change during the period in deferred tax assets and liabilities.

   Ironbound was a limited liability company and was taxed as a partnership for federal income tax purposes. All of the expenses for the periods presented were incurred by Ironbound, and as a result of this election, Ironbound's taxable loss accrues to the individual member who is responsible for all related income taxes and therefore, no benefit for income taxes has been presented in these financial statements. The Company incurred no income or expenses during the periods presented in the accompanying financial statements.

 Loss Per Common Share

   Basic loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share is computed using the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares consisting of common stock options and warrants and contingently issuable shares of common stock. Potential common shares are calculated using the treasury stock method. There are no stock options, warrants or contingently issuable shares of common stock outstanding at December 31, 1998 or March 31, 1999, and accordingly, there is no reconciliation between basic and diluted loss per common share for each of the periods presented.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

 Stock-Based Compensation

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), permits entities to choose between a fair value based method of accounting for employee stock options and similar equity instruments and the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No. 25 ("APB 25"). The Company has elected to apply the intrinsic value based method of APB 25 in accounting for its employee stock based compensation programs and will disclose the proforma net income and earnings per share as if the fair value method had been applied. All non-employee stock-based compensation plans are accounted for under the fair value based method of SFAS 123. No such equity instruments have been issued by the Company.

 Comprehensive Income

   Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income" requires the presentation and disclosure of all changes in equity from non-owner sources as "Comprehensive Income". The Company had no items of Comprehensive income in the period from the date of inception through December 31, 1998 or the three months ended March 31, 1999.

 Recent Pronouncements

   Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") replaces the industry segment approach under previously issued pronouncements with the management approach. The management approach designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The disclosures required under SFAS 131 will be provided as the Company makes its investments in potential portfolio companies.

   Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Currently, as the Company has no derivative instruments, the adoption of SFAS 133 would have no impact on the Company's financial condition or results of operations.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


3. Stockholder's Deficit

 Common Stock

   At September 8, 1998, the sole member of Ironbound invested $100 for 100% of the member interest in the LLC. All LLC units were converted to common stock of the Company effective May 14, 1999. For presentation purposes all such LLC ownership interests are presented as additional paid in capital of the Company. On February 9, 1999, the stockholder of the Company invested $15,000 for 1,500,000 shares of common stock. On May 7, 1999, the Company repurchased 200,000 of these shares at the original purchase price of $.01.

 1999 Stock Option and Incentive Plan

   The Company's Board of Directors plans to adopt a stock option and incentive plan (the "1999 Plan"). Management expects that the 1999 Plan will authorize the grant of stock, stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents and other stock-based, performance and annual incentive awards to provide incentives to attract and retain executive officers, directors, employees and other key personnel. The terms of the grants under the 1999 Plan are expected to be administered by a committee of the Company's Board of Directors. As of March 31, 1999, there have been no grants to employees under the 1999 Plan. Non-employee directors will each receive grants of non-qualified stock options under the 1999 Plan consisting of an initial grant to purchase 50,000 shares at an exercise price equal to the fair value of the Company's common stock on the date of grant, upon becoming a director and subsequent grants to purchase 5,000 shares on each annual meeting date. As of March 31, 1999, there have been no options granted to non-employee directors under the 1999 Plan.

4. Equipment, net

   Equipment consists of the following:

                                                          December 31, March 31,
                                                              1998       1999
                                                          ------------ ---------
   Computer equipment....................................    $6,658     $7,483
   Less: accumulated depreciation........................      (370)      (971)
                                                             ------     ------
   Equipment, net........................................    $6,288     $6,512
                                                             ======     ======

   Depreciation expense was $370 and $601 for September 1, 1998 (date of inception) through December 31, 1998 and the three months ended March 31, 1999, respectively.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


5. Due to Stockholder

   As of December 31, 1998 and March 31, 1999, the stockholder of Ironbound has advanced $72,172 and $219,407, respectively, to pay certain organizational and start-up costs. Such advances bear interest on the unpaid principal balance at an annual rate equal to the prime rate. Principal and accrued interest owed under this arrangement are due and payable in full on the demand by the stockholder.

6. Commitments and Contingencies

   The Company leases certain buildings and equipment for use in its operations under noncancelable operating lease agreements. The leases generally provide for renewal terms and the Company is required to pay a portion of the common areas' expenses. Rent expense was $2,000 and $2,895 for the period of inception through December 31, 1998 and the three months ended March 31, 1999, respectively. The minimum future rental commitments over the next five years under the existing noncancelable operating leases at March 31, 1999 are as follows:

   1999.............................................................. $  190,974
   2000..............................................................    259,195
   2001..............................................................    259,195
   2002..............................................................    252,870
   2003..............................................................    251,605
   Thereafter........................................................  1,446,732
                                                                      ----------
     Total........................................................... $2,660,571
                                                                      ==========

7. Related Party Transactions

   The Company currently utilizes an insignificant amount of idle facilities from an affiliated company. The affiliated company does not expect reinbursement for the use of these idle facilities.

8. Subsequent Events

   On May 7, 1999, the Company sold 2,305,500 shares of the Company's common stock to certain employees, directors and other individuals at $.01 per share for gross proceeds of $23,055. The issuance of these shares also resulted in the Company recording compensation expense equal to the fair value of the Company's stock on the date of issuance. This compensation expense will be recorded in the Company's operations for the three months ending June 30, 1999.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

   In May 7, 1999 the Company entered into a promissory note with its stockholder. The promissory note provides for the Company to receive advances up to $10 million. Interest accrues on the unpaid principal balance at a rate equal to the prime rate. Principal and accrued interest owed under this promissory note are due and payable in full on demand by the stockholder. These advances will be used to make investments and support the Company's current operations.

   Subsequent to March 31, 1999, the Company made investments in four companies for cash and common stock. In return for its investment, the Company received convertible preferred stock. The Company also obtained board representation, voting rights, preemptive rights and antidilution protection. As part of these investments, the Company sold 666,669 common shares to the partner company owners for $0.01. These three partner companies represent early stage internet companies.

   The investments are summarized as follows:

 . Gift giving electronic commerce site. The Company purchased 40% of the equity ownership of a company which operates a web site focused on gift selection and related services.

 . Women's premium online buying agent. The Company purchased 45% of the equity ownership of a company that intends to efficiently service premium products and services for busy professional women.

 . Online auction network. The Company purchased 33% of the equity ownership of an early stage online auction business.

 . Urban online entertainment network. The Company purchased 25% of the equity of an online network for consumers of global urban culture, information, entertainment and products.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises
                      Introduction to Unaudited Pro Forma
                         Combined Financial Statements

  The following unaudited pro forma combined financial statements give effect to the investments by E2Enet.Com, Inc. ("the Company") in two companies each of which was consummated on May 14, 1999. In return for these investments, the Company received convertible preferred stock. The presentation of the pro forma combined financial statements assumes that the Company is not considered an investment company. If the Company was considered an investment company, the Company would be required to record its investments at fair market value.

  The unaudited pro forma combined balance sheet gives effect to the investments as if they had occurred on March 31, 1999. The unaudited pro forma combined statements of operations give effect to the Company's investments in the two partner companies as if such events had occurred on the date the two partner companies were incorporated. The two partner companies were incorporated and began operations on January 5, 1999 and February 16, 1999, respectively. The third and fourth partner company that an agreement has been reached with was not incorporated prior to March 31, 1999 and accordingly is not reflected in those unaudited pro forma combined financial statements.

  The pro forma amounts are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates and are not necessarily representative of the Company's financial position or results of operations for any future period. Since the companies were not under common control or management, historical combined results may not be comparable to, or indicative of, future performance. The unaudited pro forma combined financial statements should be read in conjunction with the other financials statements and notes thereto included elsewhere in this Registration Statement.

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
                              As of March 31, 1999

                                             Partner     Partner
                                             Company     Company    Pro Forma
                           E2Enet.com, Inc.    (A)         (B)       Combined
ASSETS                     ---------------- ----------  ----------  ----------
Current assets:
 Prepaid expenses.........    $  16,851     $       --  $       --  $   16,851
                              ---------     ----------  ----------  ----------
Total current assets......       16,851             --          --      16,851
                              ---------     ----------  ----------  ----------
Investments...............           --      3,500,000   3,000,000   6,500,000
Current investment
 activity.................           --        (86,997)    (36,748)   (123,745)
                              ---------     ----------  ----------  ----------
 Investments, net.........           --      3,413,003   2,963,252   6,376,255
Equipment, net............        6,512             --          --       6,512
                              ---------     ----------  ----------  ----------
Total assets..............    $  23,363     $3,413,003  $2,963,252  $6,399,618
                              =========     ==========  ==========  ==========
LIABILITIES AND
 STOCKHOLDER'S DEFICIT
Liabilities:
 Due to stockholder.......    $ 219,407     $       --  $       --  $  219,407
 Accrued expenses.........      151,672         27,072       9,130     187,874
 Promissory note..........           --      1,500,000   1,000,000   2,500,000
                              ---------     ----------  ----------  ----------
Total liabilities.........      371,079      1,527,072   1,009,130   2,907,281
                              ---------     ----------  ----------  ----------
Commitments and
 contingencies
Stockholder's deficit:
 Common stock.............       15,000         20,000      20,000      55,000
 Additional paid-in-
  capital.................          100      1,980,000   1,980,000   3,960,100
 Deficit accumulated
  during
  development stage.......     (362,816)      (114,069)    (45,878)   (522,763)
                              ---------     ----------  ----------  ----------
Total stockholder's
 deficit..................     (347,716)     1,885,931   1,954,122   3,492,337
                              ---------     ----------  ----------  ----------
Total liabilities and
 stockholder's deficit....    $  23,363     $3,413,003  $2,963,252  $6,399,618
                              =========     ==========  ==========  ==========

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                For the Three Month Period Ending March 31, 1999

                                                 Partner   Partner
                                                 Company   Company   Pro Forma
                               E2Enet.com, Inc.    (A)       (B)     Combined
                               ---------------- ---------  --------  ---------
Expenses:
 General and administrative..     $ 283,118     $  27,072  $  9,130  $ 319,320
                                  ---------     ---------  --------  ---------
 Equity in net loss before
  taxes of investees.........            --         5,497     1,448      6,945
 Goodwill amortization.......            --        81,500    35,300    116,800
                                  ---------     ---------  --------  ---------
  Equity in loss of
   investees.................            --        86,997    36,748    123,745
                                  ---------     ---------  --------  ---------
Total expenses...............       283,118       114,069    45,878    443,065
                                  ---------     ---------  --------  ---------
Net loss before income
 taxes.......................      (283,118)     (114,069)  (45,878)  (443,065)
Provision for income taxes...            --            --        --         --
                                  ---------     ---------  --------  ---------
Net loss.....................      (283,118)     (114,069)  (45,878)  (443,065)
                                  ---------     ---------  --------  ---------
Basic and diluted loss per
 common share................                                        $   (0.30)
                                                                     =========
Shares used in computing loss
 per common share............                                        1,500,000
                                                                     =========

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises

           Notes to Unaudited Pro Forma Combined Financial Statements

                               ----------------

1. General

  E2Enet.com, Inc. (the "Company") was established to acquire equity interests in and provide a wide range of business development support services to businesses primarily engaged in Internet related commerce, media, technology and services. The Company will also provide technical and Internet industry expertise to traditional non-internet businesses seeking partners to provide that expertise as they enter the Internet marketplace.

  The period included in these pro forma financial statements for the Company and the two partner companies from January 1, 1999, or the date of inception of the partner companies through March 31, 1999. The audited financial statements of the Company are included elsewhere in this registration statement.

2. Investment

   The unaudited historical financial statements as of and for the three month period ended March 31, 1999 of the two partner companies is as follows:

                                                           Portfolio  Portfolio
                                                           Investment Investment
                                                              (A)        (B)
                                                           ---------- ----------
ASSETS
Current Assets:
 Cash.....................................................              $6,783
                                                            --------   -------
Total current assets......................................       --      6,783
Equipment,net.............................................    $2,916       --
                                                            --------   -------
Total assets..............................................    $2,916    $6,783
                                                            ========   =======
LIABILITIES and STOCKHOLDER'S DEFICIT
Liabilities:
 Accrued expenses.........................................       --        --
                                                            --------   -------
Total liabilities.........................................       --        --
Stockholder's deficit:
Common stock..............................................       --        --
Additional paid in capital................................  $ 16,659   $10,000
Deficit accumulated during development stage..............   (13,743)   (3,217)
                                                            --------   -------
Total stockholder's deficit...............................     2,916     6,783
                                                            --------   -------
Total liabilities and stockholder's deficit...............  $  2,916   $ 6,783
                                                            ========   =======

                                E2Enet.com, Inc.
                           and Ironbound Partners LLC
                         development stage enterprises
           Notes to Unaudited Pro Forma Combined Financial Statements

                                                           Portfolio  Portfolio
                                                           Investment Investment
                                                              (A)        (B)
                                                           ---------- ----------
REVENUES
 Total Revenues...........................................  $    --    $   --
EXPENSES
 General and administrative...............................  $ 13,743   $ 3,217
                                                            --------   -------
  Total Expenses..........................................    13,743     3,217
                                                            --------   -------
Net loss before income taxes..............................   (13,743)   (3,217)
Provision for income taxes................................       --        --

                                                            --------   -------
Net loss..................................................  $(13,743)  $(3,217)
                                                            ========   =======

  The Company contributed cash of $1.5 million in exchange for convertible preferred stock of partner company "A". Upon conversion of the preferred stock, the Company will own 40% of company "A". The Company contributed cash of $1 million in exchange for convertible preferred stock of partner company "B". Upon conversion of the preferred stock, the Company will own 45% of company "B".

  The owners of the partner investment companies acquired shares of the Company's common stock.

3. Promissory Note
  On May 7, 1999, the Company entered into a promissory note with its stockholder. The promissory note provides for the Company to receive advances of up to $10 million. Interest accrues on the unpaid principal balance at a rate equal to the prime rate which at March 31, 1998 was 7.75%. Principal and accrued interest owed under this promissory note are due and payable in full on demand by the stockholder. Advances will be used to make investments and support the Company's current operations. For purposes of the unaudited Pro Forma Combined Financial Statements, interest expense was imputed during the period since each partner company's incorporation. Imputed interest expense was $36,202 ($27,072 and $9,130 for Company "A" and "B," respectively). If the interest rate were to fluctuate by 1/8%, it would have an impact of approximately $4,000 for the period ended March 31, 1999.

4. Amortization of Investment amount in excess of Book Value of Net Assets The amount by which the investment amount exceeds each partner company's book value of net assets is as follows:

                                                         Partner      Partner
                                                         Company      Company
                                                           (A)          (B)
                                                       -----------  -----------
Purchase Price........................................ $ 3,500,000  $ 3,000,000
Net Assets............................................      (2,916)      (6,783)
                                                       -----------  -----------
Goodwill..............................................  $3,497,084   $2,993,217
                                                       ===========  ===========

   Company "A" was incorporated on January 5, 1999 and Company "B" was incorporated on February 16, 1999.

  The excess investment will be amortized over a period of 10 years on a straight-line basis. The pro-rated amount of amortization expense for the period ended March 31, 1999 is $81,500 and $35,300 for partner company "A" and "B", respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                       Shares

                                   E2Enet.com

                                  Common Stock

                                 ------------

                                   PROSPECTUS

                                 ------------

                                 BT Alex. Brown

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth all fees and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                                                        Amount
                                                                        -------
   SEC registration fee................................................ $47,955
   NASD filing fee.....................................................  17,750
   Nasdaq National Market listing fee..................................    *
   Accounting fees and expenses........................................    *
   Legal fees and expenses.............................................    *
   Printing and engraving expenses.....................................    *
   Blue Sky qualification fees and expenses............................    *
   Transfer agent and registrar fees...................................    *
   Miscellaneous expenses..............................................    *
                                                                        -------
     Total.............................................................    *
                                                                        =======

--------
*  To be completed by amendment.

Item 14. Indemnification of Directors and Officers

   The Certificate of Incorporation and Bylaws of the Registrant provide for the indemnification of the Registrant's directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the General Corporation Law of the State of Delaware (the "DGCL"), except that the Registrant will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by the person only if the proceeding (or part thereof) was authorized by the Registrant's Board of Directors. The indemnification provided under the Certificate of Incorporation and Bylaws includes the right to be paid by the Registrant the expenses (including attorneys' fees) in advance of any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of such expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the Registrant of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Pursuant to the Bylaws, if a claim for indemnification is not paid by the Registrant within 60 days after a written claim has been received by the Registrant, the claimant may at any time thereafter bring an action against the Registrant to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting the action.

   As permitted by the DGCL, the Registrant's Certificate of Incorporation provides that directors of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the Registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

   Under the Bylaws, the Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against the person or incurred by the person in any such capacity, or arising out of the person's status as such, and related expenses, whether or not the Registrant would have the power to indemnify the person against such liability under the provisions of the DGCL. The Registrant intends to purchase director and officer liability insurance on behalf of its directors and officers.

Item 15. Recent Sales of Unregistered Securities

  (a) On February 9, 1999, in connection with its formation, the Registrant sold 1,300,000 shares of its common stock, $.01 par value per share ("Common Stock"), to Jonathan J. Ledecky. This sale was effected without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

  (b) Between May 7, 1999 and May 14, 1999, 30 investors and employees of the Company purchased 2,972,169 shares of Common Stock at a price per share of $0.01 for an aggregate consideration of $29,722. This sale was effected without registration under the Securities Act in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

      Each of the foregoing transactions was effected without the use of an underwriter.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

   1.1* Form of Underwriting Agreement
   3.1* Certificate of Incorporation of the Registrant
   3.2* Bylaws of the Registrant
   4.1* Form of Common Stock Certificate
   5.1* Opinion of Hogan & Hartson L.L.P.
  10.1* Stock Purchase Agreement By and Among [Online Auction Network] and the
        Registrant dated May 14, 1999

  10.2* Employment Agreement between the Registrant and Robert S. Smith dated
        May 12, 1999
  10.3* Employment Agreement between the Registrant and Michael C. Wheeler dated
        May 12, 1999
  10.4* Employment Agreement between the Registrant and Mark Lewyn dated
        May 12, 1999
  10.5* Employment Agreement between the Registrant and Steven J. Quamme dated
        May 7, 1999
  10.6* Employment Agreement between the Registrant and David Ledecky dated
        May 7, 1999
  23.1* Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
  23.2  Consent of PricewaterhouseCoopers LLP
  23.3  Consent of Lynda Applegate, as Director Nominee
  23.4  Consent of Neil Austrian, as Director Nominee
  23.5  Consent of William P. Phelan, as Director Nominee
  23.6  Consent of Robert J. Smith, as Director Nominee
  23.7  Consent of Michael Wheeler, as Director Nominee
  27.1  Financial Data Schedule

--------
*  To be filed by Amendment

  (b) Financial Statement Schedules

   Schedules have been omitted because the information required to be set forth therein is not applicable or is included elsewhere in the Financial Statements or the notes thereto.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as may be required by the underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration

  Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 14th day of May, 1999.

                                          E2Enet.com

                                          By       /s/ Robert J. Smith
                                             ----------------------------------
                                                      Robert J. Smith
                                               Chairman, President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

   Each individual whose signature appears below constitutes and appoints both of Robert J. Smith and Steven J. Quamme, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons as of May 14, 1999 in the capacities indicated.

              Signature                         Title

         /s/ Robert J. Smith            Chief Executive
-------------------------------------    Officer, President
           Robert J. Smith

        /s/ Steven J. Quamme            Senior Vice
-------------------------------------    President and Chief
          Steven J. Quamme               Financial Officer
                                         and Director